BVLGARI

BULGARI FILE NUMBER: 82-34836

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 09.10.2006

SEC Mail Processing Section RECEIVED OCT 11 2006 WASH. D.C. 213

By International Courier UPS

06017501

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- Consolidated Revenues
- Consolidated Half Year Report
- Consolidated Half Year Report - Press Release
- Consolidated Half Year Report - Presentation
- Internal Dealing September 2006
- Internal Dealing August 2006

SUPPL

Best Regards,

BULGARI S.p.A.
Lungotevere Marzio, 11
00186 Roma

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

10/18

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Alberti	NOME / FIRST NAME	Paolo

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

C.3) SOGGETTO CHE SVOLGE LE FUNZIONI DI CUI AL PUNTO C1) O C2) IN UNA SOCIETÀ CONTROLLATA, DALL'EMITTENTE QUOTATO / PERSON WHO PERFORMS THE FUNCTIONS REFERRED TO IN POINT C1 AND C2 IN A SUBSIDIARY OF THE LISTED COMPANIES

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	BULGARI

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Alberti	NOME / FIRST NAME	Paolo

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[1]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[1]	CONTROVAL. (in €) / VALUE (in €)	MODALITA DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[1]	NOTE / NOTES
12/09/2006	V	IT0001119087	BULGARI	AZO	73,000	9 91	723,430	MERC-IT	Il valore indicato si riferisce al prezzo medio.
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							723,430		

…ONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
…TION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

… TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
			CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
…TALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)												0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)												723,430		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-*octies*, comma 7

1. PERSONA RILEVANTE DICHIARANTE									
1.1 DATI ANAGRAFICI									
SE PERSONA FISICA									
COGNOME	**SPENA**			NOME	**FLAVIA**			SESSO*	
CODICE FISCALE*		DATA DI NASCITA (gg/mm/aaaa) *		COMUNE DI NASCITA*		PROVINCIA DI NASCITA*		STATO DI NASCITA*	
DOMICILIO PER LA CARICA*									
SE PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST									
RAGIONE SOCIALE									
CODICE FISCALE*		FORMA GIURIDICA*		DATA DI COSTITUZIONE (gg/mm/aaaa) *					
SEDE LEGALE*									

1.2. NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO	
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO	S
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO	S
C.3) SOGGETTO CHE SVOLGE LE FUNZIONI DI CUI AL PUNTO C1) O C.2) IN UNA SOCIETÀ CONTROLLATA, DALL'EMITTENTE QUOTATO	N
C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO	N

2. EMITTENTE QUOTATO			
RAGIONE SOCIALE	**BULGARI SPA**	CODICE FISCALE*	

* informazioni da inserire solo nel caso in cui l'invio sia effettuato tramite sistemi telematici attuati dalla società di gestione dei mercati (che non sono oggetto di diffusione al pubblico da parte di quest'ultima)

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI	
3.1. NATURA DEL SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI	
PERSONA RILEVANTE	S
PERSONA FISICA STRETTAMENTE LEGATE AD UN SOGGETTO RILEVANTE (CONIUGE NON SEPARATO LEGALMENTE, FIGLIO, ANCHE DEL CONIUGE, A CARICO, GENITORE, PARENTE O AFFINE CONVIVENTE)	N
PERSONA GIURIDICA, SOCIETÀ DI PERSONE O *TRUST* STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE	N

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]									
SE PERSONA FISICA									
COGNOME	**SPENA**			NOME	**FLAVIA**		SESSO*		
CODICE FISCALE*		DATA DI NASCITA (gg/mm/aaaa) *		COMUNE DI NASCITA*		PROVINCIA DI NASCITA*		STATO DI NASCITA*	
RESIDENZA ANAGRAFICA	**ROMA – LUNGOTEVERE MARZIO, 11**								
SE PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST									
RAGIONE SOCIALE									
CODICE FISCALE*		FORMA GIURIDICA*		DATA DI COSTITUZIONE (gg/mm/aaaa) *					
SEDE LEGALE*									

* informazioni da inserire solo nel caso in cui l'invio sia effettuato tramite sistemi telematici attuati dalla società di gestione dei mercati (che non sono oggetto di diffusione al pubblico da parte di quest'ultima)

4.OPERAZIONI

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE /

DATA	TIPO OPERAZIONE/ [2]	CODICE ISIN [3]	DENOMINAZIONE TITOLO	TIPO STRUMENTO FINANZIARIO [4]	QUANTITÀ/ QUANTITY	PREZZO (in €) [5]	CONTROVALORE (in €)	MODALITÀ DELL'OPERAZIONE [6]	NOTE
04/08/06	V	**IT 0001119087**	**BULGARI**	**AZO**	**30.000**	**9.28***	**278.400**	**MERC-IT**	
TOTALE CONTROVALORE SEZIONE A (in €)									

*** Il prezzo unitario indicato è il prezzo medio ponderato riferito all'intera transazione.**

THE BVLGARI GROUP

First Half 2006

Rome, 13 September 2006

BVLGARI

When printing the presentation please choose the "Pure B/W" option

FINANCIAL HIGHLIGHTS H1 2006

MEUR	H1 2006	H1 2005	DELTA H1 06/05	MARGINS H1 2006	MARGINS H1 2005
REVENUES - REPORTED	447.8	389.2	+ 15.1%	-	-
REVENUES – AT CONST.FX			+ 15.0%		
GROSS MARGIN	286.5	250.6	+ 14.3%	64.0%	64.4%
EBIT	52.7	38.5	+ 36.9%	11.8%	9.9%
NET PROFIT	44.4	28.9	+ 53.3%	9.9%	7.4%

BVLGARI

2006 and 2005 IFRS compliant

REVENUES – H1 2006

DETAILS BY PRODUCT LINE

PRODUCT CATEGORY	H1 2006		VARIATION % 06/05 FIRST HALF	
			REPORTED	AT COMP.FX
	MEUR	% ON TOTAL SALES	% GROWTH	
JEWELRY	179.6	40.1	+9.9	+9.9
WATCHES	128.1	28.6	+18.5	+17.9
PERFUMES	78.8	17.6	+11.9	+12.0
ACCESSORIES	47.5	10.6	+31.2	+32.3
ROYALTIES AND OTHER	13.7	3.1	+25.7	N.A.
TOTAL	447.8	100	+15.1	+15.0

BVLGARI

2006 and 2005 IFRS compliant

BVLGARI OUTLOOK 2006

IMPORTANT PRODUCT LAUNCHES IN ALL CATEGORIES

PRODUCT INTRODUCTIONS 2006*	JEWELRY	WATCHES	PERFUMES	ACCESSORIES EYEWEAR
COLLECTIONS	NEW PARENTESI COLLECTION ROSETTE	NEW BVLGARI BVLGARI COLLECTION	NEW BVLGARI POUR FEMME POUR HOMME	SPRING/ SUMMER AND FALL/ WINTER COLLECTIONS
LINE EXTENSIONS	CHARMS, TONDO, ETC.	ASTRALE LADIES WATCH ASSIOMA COMPLICATIONS	EAU PARFUMEE AU THE ROUGE SEASONAL FLANKERS	
ADVERTISING	DEDICATED CAMPAIGNS			

BVLGARI

* In green italics the H2 2006 launches

REVENUES – H1 2006

DETAILS BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	H1 2006		VARIATION % 06/05 FIRST HALF	
	MEUR	% ON TOTAL SALES	REPORTED	AT COMP.FX
			% GROWTH	
ITALY	55.4	12.4	+ 7.4	-
EUROPE W/OUT ITALY	108.6	24.3	+ 21.3	-
AMERICAS	69.8	15.6	+ 14.0	+ 10.6
JAPAN	123.7	27.6	+ 26.7	+ 30.9
FAR EAST	62.8	14.0	- 5.6	- 8.3
MIDDLE EAST AND OTHER	27.5	6.1	+ 21.3	N.A.
TOTAL	447.8	100	+ 15.1	+ 15.0

2006 and 2005 IFRS compliant

BVLGARI

GROSS MARGIN EVOLUTION

FULL YEAR


60,6%
62,5%
63,6%
65,0%
2002
2003
2004
2005

SEMESTER


60,3%
62,4%
63,0%
64,4%
64,0%
H1 2002
H1 2003
H1 2004
H1 2005
H1 2006

2006, 2005 and 2004 IFRS compliant

BVLGARI

ADVERTISING AND PROMOTION

INVESTEMENTS IN MEUR AND AS A % ON REVENUES


116
102
96
82
81
76
61
50
33
24
19
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
12.7%
55
-3.7%
53
H1 2005
H1 2006
14.2%
11.9%
On tot.revenues

BVLGARI

2006, 2005 and 2004 IFRS compliant

NET WORKING CAPITAL

MEUR	30.06.03	30.06.04	30.06.05	30.06.06
RECEIV.	120.5	123.9	129.3	142.5
INVENTORY	482.8	478.8	526.7	550.1
PAYABL	-129.0	-142.2	-148.7	-152.2
NWC**	474.3	460.5	507.3	540.4

ROTATION	30.06.03	30.06.04	30.06.05	30.06.06
INVENTORY	227	220	219	203
NWC*	234	216	217	201

**Excluding other payables and other receivables

BVLGARI

2006, 2005 and 2004 IFRS compliant

BALANCE SHEET HIGHLIGHTS

MEUR


GEARING
30%
11%
22%
18%
521
574
593
656
-157
-66
-128
-115
30.06.03
30.06.04
30.06.05
30.06.06
net equity
net cash

BVLGARI

2006, 2005 and 2004 IFRS compliant

FINANCIAL HIGHLIGHTS H1 2006

GROUP P/L - EXTRACT	H1 2006 MEUR	H1 2005 MEUR	H1 06 / H1 05 % GROWTH	H1 2006 % ON REVENUES
REVENUES	447.8	389.2	+15.1%	-
GROSS MARGIN	286.5	250.6	+14.3%	64.0%
OPERATING EXPENSES WITHOUT ADV AND PROMOTION	180.5	156.8	+15.1%	40.3%
EBIT BEFORE ADV AND PROMOTION	106.0	93.8	+12.9%	23.7%
ADV. AND PROMOTION	53.2	55.3	-3.7%	11.9%
EBIT	52.7	38.5	+36.9%	11.8%
NON OPERATING EXPENSES, MINORITIES AND TAXES	9.6	5.2	+83.5%	2.1%
NET PROFIT	44.4	28.9	+53.3%	9.9%

2006 and 2005 IFRS compliant

BVLGARI

CAPITAL EXPENDITURE

MEUR	H1 2002	H1 2003	H1 2004	H1 2005	H1 2006
TANGIBLE	12.0	13.7	9.1	12.7	19.6
INTANGIBLE Excluding Goodwill Including Key Money	2.8	10.5	5.3	13.3	6.0
TOTAL	14.8	24.2	14.4	26.0	25.6

2006 and 2005 IFRS compliant, and before 2004 all figures are Italian GAAP

BVLGARI

All 2006, 2005 and 2004 figures are IAS-IFRS compliant

Previous years' figures were not restated and are Italian GAAP

BVLGARI

QUESTIONS & ANSWERS

VISIT THE NEW

http://www.bulgari.com

CORPORATE WEB SITE

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BVLGARI

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

BVLGARI

BVLGARI

Bulgari Group: excellent results in the first half 2006

- **Turnover: 447.8 million Euro (+15.0% at comparable exchange rates)**
- **Gross margin: 286.5 million Euro (+14.3%)**
- **Operating profit: 52.7 million Euro (+36.9%)**
- **Net profit: 44.4 million Euro (+53.3%)**

Rome, September 13th 2006 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group as of June 30th 2006, which show a **turnover** of 447.8 million Euro, increased by 15.0% at comparable exchange rates in comparison with the same period of last year (+15.1% at current exchange rates).

All the variations reported below, unless noted otherwise, are expressed at comparable exchange rates.

The period January - June 2006 registered once again an increase in sales in the jewellery segment (+9.9%), core business of the company, also boosted by the launch of the new *Parentesi* collection. The watch segment - which benefited from the success of the new interpretation of the *BVLGARI BVLGARI* collection presented at the Basel Fair - registered a particularly positive performance in the half year (+17.9%), together with the perfumes (+12.0%). The extraordinary growth of accessories continued (+32.3%) thanks to the excellent success of the new collections with the clientele.
As far as geographical areas are concerned, the sales growth in Japan was still very strong (+30.9%), supported by the more attentive policies of the company towards third party distributors. Sales performance was outstanding in Middle East /Other (+21.3% at current exchange rates) and in Europe excluding Italy (+21.3%). United States posted a positive sales trend in the half year (+10.6%) as well as Italy (+7.4%) thanks, among the other things, to the excellent sales results registered in the Bulgari's owned stores. Far East excluding Japan (-8.3%), finally, despite the weakness of some local markets and the completion of the actions carried out towards third party distributors, showed signs of strong recovery in the second quarter of the year (+7.7%).

Gross margin went from 250.6 million Euro in the first half 2005 to 286.5 million Euro in the first half 2006, increasing by 14.3% and remaining substantially stable as a percentage on sales (64.0% in 2006 compared to 64.4% in 2005). This is the result on one hand of the main currencies evolution and the rise in prices of raw materials, gold in particular, while showing on the other hand the first positive effects of the price increase adopted by the Company and the achievement of production and distribution efficiencies generated by the greater verticalisation in these activities.

Operating profit was 52.7 million Euro (+36.9% compared to 38.5 million Euro in the first half 2005), thus moving from 9.9% on turnover in the corresponding period of last year to 11.8% in 2006. **Operating costs**,

excluding advertising and promotional expenses, increased from 156.8 million Euro in the first half 2005 to 180.5 million Euro in the first half 2006 (+15.1%). This increase is essentially due to the ongoing important investments strengthening and enlarging the distribution network and the directly owned stores in the most relevant geographic areas, and, to a lesser extent, to the enlargement of the consolidation perimeter due to the inclusion of the verticalised activities. **Advertising and promotional expenses** registered a decrease at 53.2 million Euro (-3.7% compared to 55.3 million Euro in the first half 2005 and equal to 11.9% of turnover in comparison to 14.2% of turnover in the first half 2005).

Net profit was 44.4 million Euro, compared to 28.9 million Euro of last year (+53.3%) and represented 9.9% of turnover (7.4% in 2005).

Financial net indebtedness of the Group as of 06.30.2006 was 115.5 million Euro compared to 128.4 million Euro as of 06.30.2005 and to 49.9 million Euro as of 12.31.2005. The increase of the indebtedness in these first six months, compared to the end of 2005, is essentially attributed to 2006 dividend distribution for more than 74.5 million Euro, and to the physiological inventory increase in the new products in anticipation of the second part of the year, when sales normally reach their highest level. The increase of the inventory in comparison to June 30th 2005 was 23.4 million Euro (+4.4%, from 526.7 to 550.1 million Euro), with an improvement of the rotation indexes (203 days in June 2006 vs. 219 days in June 2005).

The Board of Directors also approved the financial statements of the parent company attached to the consolidated financial statements – prepared for the first time in accordance with the international accounting principles - which highlighted a net profit of 17.9 million Euro (29.2 million Euro in the first half 2005), including dividends from subsidiary companies for 30 million Euro. The parent company's total revenues in the first half 2006, consisting almost entirely of royalties incomes from the Bulgari brand, amounted to 29.9 million Euro, with an increase of about 10.4% compared to 27.1 million Euro of last year.
The Board approved also the reconciliation prospects of the parent company as provided by the paragraph n. 39 and n. 40 of the international accounting principle IFRS 1 – "*First-time adoption of the International Financial Reporting Standard*" and, as recommended by the Consob Communication n. DEM/6064313 of July 28th 2006, entrusted KPMG with the complete revision of the balances included in the reconciliations.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I am very satisfied with the excellent results achieved in the first half of this year, which confirm the strength of the Bulgari brand and the efficacy of the production and distribution investments the Company is carrying out all over the world. Therefore I am confident that – in presence of a good sales performance in the year end holiday season and in absence of extraordinary events – the Bulgari Group can reach in 2006 a growth of 10% at comparable exchange rates for turnover and net profits*".

BVLGARI

Bulgari is one of the global players on the luxury market. In 2005 the Group posted a turnover of 919 million Euro, a net profit of 116.4 million Euro (IAS/IFRS restated). With a market capitalization of about 2,995 million Euro (as of 09.12.2006), Bulgari relies on a distribution network of more than 200 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange. As of June 30th 2006, the share capital of Bulgari S.p.A. consists of 298,266,460 shares each of par value 0.07 Euro.

BVLGARI

BULGARI GROUP PROFIT AND LOSS

M.EURO	H1 06	H1 05	DELTA H1 06 vs H1 05
REVENUES	447.8	389.2	+15.1%
GROSS PROFIT	286.5	250.6	+14.3%
GROSS MARGIN	*64.0%*	*64.4%*	-
OPERATING PROFIT BEFORE ADVERTISING AND PROMOTION	106.0	93.8	+12.9%
OPERATING PROFIT	52.7	38.5	+36.9%
EBIT MARGIN	*11.8%*	*9.9%*	-
NET PROFIT	44.4	28.9	+53.5%
NET MARGIN	*9.9%*	*7.4%*	-

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA

M.EURO	2006			GROWTH 2006 vs 2005					
	Q1	Q2	H1	Q1 2006 / Q1 2005		Q2 2006 / Q2 2005		H1 2006 / H1 2005	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Italy	24,679	30,751	55,430	13.9%	-	2.7%	-	7.4%	-
Europe ex Italy	48,149	60,412	108,561	27.1%	-	17.0%	-	21.3%	-
Americas	34,975	34,846	69,821	15.3%	8.4%	12.7%	**12.9%**	14.0%	**10.6%**
Japan	57,974	65,730	123,704	22.8%	25.3%	30.3%	**36.3%**	26.7%	**30.9%**
Far East	25,572	37,186	62,758	(20.3%)	-24.7%	8.2%	**7.7%**	(5.6%)	**-8.3%**
M.East and Oth.	12,534	14,966	27,500	22.5%	N.A.	20.3%	**N.A.**	21.3%	**N.A.**
Total	**203,883**	**243,891**	**447,774**	**13.6%**	**11.9%**	**16.3%**	**16.9%**	**15.1%**	**15.0%**

BULGARI GROUP - REVENUES BY PRODUCT CATEGORY

M.EURO	2006			GROWTH 2006 vs 2005					
	Q1	Q2	H1	Q1 2006 / Q1 2005		Q2 2006 / Q2 2005		H1 2006 / H1 2005	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Jewels	79,440	100,154	179,594	10.0%	**8.2%**	9.8%	**10.4%**	9.9%	**9.9%**
Watches	58,306	69,829	128,135	15.9%	**13.1%**	20.7%	**21.2%**	18.5%	**17.9%**
Perfume	33,695	45,124	78,819	(1.2%)	**-1.9%**	24.2%	**24.8%**	11.9%	**12.0%**
Accessories	25,417	22,084	47,501	44.8%	**44.2%**	18.4%	**20.1%**	31.2%	**32.3%**
Other	7,025	6,700	13,725	33.9%	**N.A.**	18.1%	**N.A.**	25.7%	**N.A.**
Total	**203,883**	**243,891**	**447,774**	**13.6%**	**11.9%**	**16.3%**	**16.9%**	**15.1%**	**15.0%**

Source: Bulgari S.p.A. – Not audited results.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com

www.bulgari.com
http://production.investis.com/bulgari/frameset/

BVLGARI

BULGARI GROUP
CONSOLIDATED INCOME STATEMENT

€/000	June 30, 2006	June 30, 2005
Total net revenues	**447.774**	**389.183**
Cost of sales	(161.294)	(138.561)
Total contribution margin	**286.480**	**250.622**
- Personnel costs	*(78.059)*	*(69.950)*
- Variable selling expenses	*(18.384)*	*(15.158)*
- General expenses	*(66.299)*	*(55.436)*
- Advertising and promotional expenses	*(53.235)*	*(55.291)*
- Amortization and depreciation	*(17.779)*	*(16.259)*
Net operating expenses	*(233.756)*	*(212.094)*
Operating profit	**52.724**	**38.528**
- Financial gains (losses)	*(4.270)*	*(2.820)*
- Foreign exchange gain (losses)	*5.617*	*(970)*
Total financial gains (losses)	*1.347*	*(3.790)*
Net result before taxes	**54.071**	**34.738**
Current and deferred taxes	(9.575)	(5.218)
Net result	**44.496**	**29.520**
of which:		
Minority interest profit	133	586
Group Share of Net result	**44.363**	**28.934**
Earning per share (in Euros)	**0,15**	**0,10**
Number of shares on which the calculation is based	297.890.174	296.862.087
Diluted earning per share (in Euros)	**0,15**	**0,10**
Number of shares on which the calculation is based	302.550.399	300.998.170

BVLGARI

BULGARI GROUP
CONSOLIDATED FINANCIAL STATEMENT

€/000	June 30, 2006	December 31, 2005
Tangible fixed assets	101.771	98.066
Intangible fixed assets	91.217	90.603
Financial investments	42.183	34.838
Total fixed assets	235.171	223.507
Other non current assets	36.251	45.385
NON CURRENT ASSET	**271.422**	**268.892**
Non current asset available for sales	-	-
Inventories	550.122	505.058
Receivables	142.496	170.777
Other current assets	58.521	70.929
Cash and bank balances	46.028	26.685
CURRENT ASSET	**797.167**	**773.449**
TOTAL ASSET	**1.068.589**	**1.042.341**
Shareholders' equity for the Group	648.054	677.646
Net equity of minority Shareholders	7.884	8.587
Total Shareholders' equity	**655.938**	**686.233**
Reserve for employee termination indem.	14.647	14.307
Reserve for risks and charges	6.519	3.673
Other non current liabilities	25.131	31.475
Non current financial bank debts	46.830	25.261
NON CURRENT LIABILITIES	**93.127**	**74.716**
Non current liabilities available for sales	-	-
Trade payables	152.190	168.239
Other current liabilities	53.377	50.112
Current bank financial debts	113.957	63.041
CURRENT LIABILITIES	**319.524**	**281.392**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITII	**1.068.589**	**1.042.341**

BVLGARI

Bulgari S.p.A.

Sinthetic Statement of Income
as of June 30, 2006 and June 30, 2005

(in thousands of Euros)

	30/06/2006	30/06/2005
Value of production		
- Revenues from sales and services	29.946	27.123
- Other incomes and revenues	3.762	5.139
Total value of production	**33.708**	**32.262**
Costs of production		
Personnel costs	12.384	10.620
Costs of services	11.336	8.307
Advertising and promotional expenses	7.584	9.499
Amortization and depreciation	2.949	2.430
Other operating expenses	2.019	1.909
Total costs of production	**36.272**	**32.765**
Operating profit	**(2.564)**	**(503)**
Financial income	31.815	31.722
Financial interests and expenses	827	458
Foreign exchange gain (losses)	196	124
Total financial gains (losses)	**31.184**	**31.388**
Other non operating expenses	1	-
Net result before taxes	**28.621**	**30.885**
Current and deferred taxes	10.704	1.648
Net result for the period	**17.917**	**29.237**

BVLGARI

Bulgari S.p.A.

Sinthetic Balance Sheet
as of June 30, 2006 and December 31, 2005
(in thousands of Euros)

ASSET	30/06/2006	31/12/2005
Tangible fixed assets	4.432	4.629
Intangible fixed assets	18.677	15.887
Financial investments	127.202	122.140
Total fixed assets	150.311	142.656
Other non current assets	8.372	13.917
NON CURRENT ASSET	**158.683**	**156.573**
Non current asset available for sales	-	-
Inventories	7.389	5.580
Receivables	35.079	37.758
Financial assets	69.381	82.282
Other current assets	23.106	25.709
Cash and bank balances	4.218	4.292
CURRENT ASSET	**139.173**	**155.621**
TOTAL ASSET	**297.856**	**312.194**
SHAREHOLDERS' EQUITY AND LIABILITIES	**30/06/2006**	**31/12/2005**
Shareholders' equity	20.877	16.859
Other reserves	145.354	157.560
Income for the period	17.917	59.101
TOTAL SHAREHOLDERS' EQUITY	**184.148**	**233.520**
Reserve for employee termination indemnity	3.720	3.786
Reserve for risks and charges	632	600
Other non current liabilities	2.585	2.548
Non current financial bank debts	-	-
NON CURRENT LIABILITIES	**6.937**	**6.934**
Non current liabilities available for sales	-	-
Trade payables	17.288	25.742
Current financial debts	67.830	22.976
Other current liabilities	21.653	23.022
CURRENT LIABILITIES	**106.771**	**71.740**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**297.856**	**312.194**

BVLGARI **BULGARI FILE NUMBER: 82-34836**

Bulgari Group: the strong growth of revenues continues in the second quarter 2006 (+17% at comparable exchange rates)

Rome, July 27th 2006 – In the second quarter 2006 the Bulgari Group posted a turnover of 243.9 million Euro with a 16.9% increase at comparable exchange rates (+16.3% at current exchange rates), compared to 209.8 million Euro registered in the second quarter of last year. In the first half of the year the revenues of the Bulgari Group were 447.8 million Euro, registering a 15.0% increase at comparable exchange rates (+15.1% at current exchange rates) compared to 389.2 million Euro posted in the first six months of last year.

Breaking down product categories, in the second quarter 2006 jewellery – which represented 41% of turnover in the period - continued to grow (+10.4% compared to the second quarter 2005 and +9.9% in the first half of 2006 compared to the same period of last year), boosted by the launch of the new *Parentesi* collection. As for the watch segment, it is worth underlining the particularly positive performance posted in the second quarter equal to +21.2% (+17.9% in the first half of 2006), strengthening the good result already registered in the first quarter (+13.1%), also thanks to the commercial success of the new interpretation of the *BVLGARI BVLGARI* collection presented at the Basel Fair. Perfumes' sales – equal to 45 million Euro in the quarter – increased by 24.8% (+12.0% in the first half of 2006). Accessories registered an excellent success with the clientele (+20.1% in the quarter and +32.3% in the first half of 2006) as well.

As far as geographical areas are concerned, the strong and continuative sales growth in Japan gave great satisfaction (+36.3% in the second quarter 2006 and + 30.9% in the first half of 2006), also thanks to the more attentive policies of the company towards third distributors. Sales performance in the Middle East/Others (+20.3% at current exchange rates) was outstanding, as well as in Europe excluding Italy (+17.0% in the quarter and +21.3% in the first half of 2006). The Unites States showed a positive trend in the quarter as well (+12.9% in the quarter and +10.6% in the first half of 2006). Italy (+2.7% in the quarter and +7.4% in the first half of 2006) registered very good sales results in the Bulgari's owned stores. Far East, finally, despite the weakness of some local markets and the completion of the actions carried out by the company towards third distributors, showed signals of strong recovery in the second quarter (+7.7% compared to –24.7% in the first quarter).

All the variations reported above are expressed, unless differently specified, at comparable exchange rates.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am very satisfied with the second quarter sales results, posted also thanks to the Bulgari's creativity which - in particular for the sectors of jewellery and watches - was expressed in the first part of the year with original re-interpretations of iconic themes and motifs that marked the history of the brand and enjoyed a great success with the worldwide clientele, thus consolidating the awareness of the brand and its design. I am therefore confident that the Group is going in the right direction and, in accordance with the guidance already given to the market, I confirm my optimism also for the next months."*

BVLGARI

Euro 000s	2006			GROWTH 2006 vs 2005					
	Q1	Q2	H1	Q1 2006/ Q1 2005		Q2 2006/ Q2 2005		H1 2006/ H1 2005	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Italy	24,679	30,751	55,430	13.9%	-	2.7%	-	7.4%	-
Europe ex Italy	48,149	60,412	108,561	27.1%	-	17.0%	-	21.3%	-
Americas	34,975	34,846	69,821	15.3%	8.4%	12.7%	12.9%	14.0%	10.6%
Japan	57,974	65,730	123,704	22.8%	25.3%	30.3%	36.3%	26.7%	30.9%
Far East	25,572	37,186	62,758	(20.3%)	-24.7%	8.2%	7.7%	(5.6%)	-8.3%
M.East and Oth.	12,534	14,966	27,500	22.5%	N.A.	20.3%	N.A.	21.3%	N.A.
Total	203,883	243,891	447,774	13.6%	11.9%	16.3%	16.9%	15.1%	15.0%

Euro 000s	2006			GROWTH 2006 vs 2005					
	Q1	Q2	H1	Q1 2006/ Q1 2005		Q2 2006/ Q2 2005		H1 2006/ H1 2005	
				reported	at comp fx	reported	at comp fx	reported	at comp fx
Jewels	79,440	100,154	179,594	10.0%	8.2%	9.8%	10.4%	9.9%	9.9%
Watches	58,306	69,829	128,135	15.9%	13.1%	20.7%	21.2%	18.5%	17.9%
Perfume	33,695	45,124	78,819	(1.2%)	-1.9%	24.2%	24.8%	11.9%	12.0%
Accessories	25,417	22,084	47,501	44.8%	44.2%	18.4%	20.1%	31.2%	32.3%
Other	7,025	6,700	13,725	33.9%	N.A.	18.1%	N.A.	25.7%	N.A.
Total	203,883	243,891	447,774	13.6%	11.9%	16.3%	16.9%	15.1%	15.0%

Source: Bulgari S.p.A.- Unaudited preliminary figures – Six-month figures will be approved by the Board of Directors and communicated on September 13th 2006.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BULGARI FILE NUMBER: 82-34836

GARI FILE NUMBER: 82-3483

B V L G A R I

CONSOLIDATED HALF-YEAR REPORT at 30 June 2006

CONTENTS

Schedules of the separate financial statements of the Parent Company Bulgari S.p.A. at 30 June 2006

Annex 2 Transition of the Parent Company Bulgari S.p.A. to International Accounting Standards (IAS/IFRS)	58

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Report of the Directors on the Group's performance for the half-year ended 30 June 2006

Report of the Directors on the Group's performance for the half-year ended 30 June 2006

Introduction

The Bulgari Group has prepared its consolidated half-year report at 30 June 2006 in accordance with International Accounting Standard 34 *Interim Financial Reporting* (IAS 34).
The consolidated financial statements at 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IAS/IFRS). Comparative figures are provided at 31 December 2005 and 30 June 2005, adjusted and reclassified to conform to those Standards.

Performance of the Group

There was a significant increase in the net sales of the Bulgari Group in the first half of 2006, which rose by 15.1% at current exchange rates and by 15.0% at comparable exchange rates, confirming both the success of the brand and the design of its products.
In profitability terms, the impressive rise in volumes enabled operating profit and net income to increase at a higher rate than sales, despite the significant investments being made by the Group to take advantage of the additional opportunities that will be arising in the coming period.

MAJOR ECONOMIC INDICATORS
Consolidated net revenues for the first six months of 2006 reached 447.8 million euros compared to 389.2 million euros in the same period of the previous year. The effect of the change in the scope of consolidation on sales was insignificant, being less than 0.1%.


(millions of euros)
NET SALES
353.3
389.2
447.8
2004
2005
2006
CONTRIBUTION MARGIN
222.5
250.6
286.5
2004
2005
2006
OPERATING PROFIT
41.8
38.5
52.7
2004
2005
2006
NET INCOME
34.0
28.9
44.4
2004
2005
2006

Contribution margin in the half-year rose from 250.6 to 286.5 million euros (up 14.3%), representing 64.0% of net sales compared to 64.4% in the first half of 2005, despite the extremely negative effect of gold prices throughout the whole of the period and the weakness of the yen, a currency that plays an especially important role in the luxury goods market. In the meantime the steps being taken to achieve production efficiencies are continuing according to plan, assisted by the accomplishment of greater vertical integration in strategic sectors, which will lead to improvements in the Group's product margins.

In order to sustain this trend in the growth of both sales and contribution margin in the coming months, operating costs in the half-year, excluding advertising and promotion expenses, increased from 156.8 to 180.5 million euros, a rise of 15.1%.
The important steps being taken to support the BVLGARI brand continue, with advertising and promotion costs being incurred amounting in total to 53.2 million euros, only slightly down, by 3.7%, on those incurred in

the first half of 2005 when there was a rise of 28.7% over the same period in 2004. These expenses represented 11.9% of net revenues for the first half of 2006 compared to 14.2% in the first six months of 2005.
The Group achieved an operating profit of 52.7 million euros, an increase of 36.9% over the 38.5 million euros in the first half of 2005, representing 11.8% of net sales in the first half of 2006 and 9.9% in the first half of 2005.
Net income amounted to 44.4 million euros, a remarkable rise of 53.3% over the net income of 28.9 million euros earned in the first half of 2005; this result benefited in part from the gains made by the Group from hedging the risk of fluctuations in the price of gold and in exchange rates.
These figures confirm yet again the strength of the BVLGARI brand and follow the excellent results achieved in previous years. The Group's aim over the coming months is continue with its steps to increase sales and to improve its results over those of 2005.

INCOME STATEMENT

	TOTAL GROUP			
Millions of euros	1st HALF 2006	1st HALF 2005	DIFF	% DIFF
NET REVENUES	447.8	389.2	58.6	15.1%
CONTRIBUTION MARGIN NET	286.5	250.6	35.9	14.3%
	64.0%	64.4%		
Variable selling expenses	18.4	15.2	3.2	21.3%
Personnel costs	78.1	70.0	8.1	11.6%
Other income and expense	66.3	55.4	10.9	19.6%
Advertising and promotion expenses	53.2	55.3	(2.1)	-3.7%
Depreciation, amortisation and impairment	17.8	16.3	1.5	9.3%
TOTAL OPERATING EXPENSES	233.8	212.1	21.7	10.2%
OPERATING PROFIT	52.7	38.5	14.2	36.9%
	11.8%	9.9%		
Other non-operating income (expense)	1.3	(3.8)	5.1	-135.5%
INCOME BEFORE TAXATION AND MINORITY INTERESTS	54.1	34.7	19.3	55.7%
Current and deferred taxation	(9.6)	(5.2)	(4.4)	83.5%
INCOME BEFORE MINORITY INTERESTS	44.5	29.5	15.0	50.7%
	9.9%	7.6%		
Income attributable to minority interests	(0.1)	(0.6)	0.5	-77.3%
NET INCOME ATTRIBUTABLE TO THE GROUP	44.4	28.9	15.4	53.3%
	9.9%	7.4%		

MACROECONOMIC SCENARIO

In order to arrive at a better understanding of the results achieved by the Bulgari Group to date and its prospects over the coming months, it is worthwhile analysing the international macroeconomic scenario, even though this is presented in a somewhat summarised manner; an analysis of this can also play an important role for the Group in reaching its objectives.
The United States economy continues to grow but at a rate that in 2006 has begun to slow down over previous quarters. In particular retail sales and consumer credit have fallen, while at the same time manufacturing activities continue to race along. Prices, too, are rising slowly, although still remain under pressure. In this overall scenario the Federal Reserve, the U.S. central bank, interrupted the series of 17 consecutive increases in the cost of borrowing which it had made over a period of slightly less than two years starting in June 2004.

Despite this, the Fed has announced that it is prepared to pursue its strategy of gradually increasing interest rates, which today have reached 5.25%, if inflationary pressure continues in the future.
The situation in the European Union is different, however, where signals of economic growth are already being observed. The good performance being achieved by Germany is having a positive effect on the way in which the entire European economy is progressing, and the growth of 0.9% recorded by the European Union in the second quarter of 2006 even outstripped that of 0.6% achieved by the United States, the first time that this has happened since 2001. France and Italy, too, have recently published positive figures and growth in our country for the whole year is currently estimated at 1.6% according to the latest forecasts. The decision taken by the European Central Bank at the beginning of August to increase interest rates by a further quarter of a point to 3%, the fourth rise in nine months, becomes clear in the light of these figures. The markets expect that an additional increase of half a point is likely by the end of the year.
Following a stage at the beginning of the year when the dollar began to strengthen against the euro, the United States currency began to weaken and the single currency again broke through the psychological barrier of 1.24-1.25 dollars in May, swiftly rising to around 1.28-1.29. According to leading analysts the euro is unlikely to weaken in the short term, even against other currencies. In particular, the average yen/euro rate was 142.17 in the first half of 2006 compared to an average of 136.24 in the first half of 2005, although the rate rose to 150.56 in August of this year.
Gold prices reached levels in the first six months of 2006 that recalled the euphoric atmosphere during the magical three year period between 1979 and 1981, when the price even briefly exceeded US $ 850 per ounce. After reaching a peak of US $ 725 per ounce in mid-May, it closed the half-year at US $ 613.5 per ounce (the average for the half-year was US $ 590 per ounce up by 38.2% over the average of US $ 427 per ounce for the first half of 2005). The average quotation for gold in the first of 2006 was 479 euros per ounce in terms of the single European currency, representing an increase of 43.9% over the figure of 333 euros per ounce for the first half of 2005.

REVENUE ANALYSIS

The excellent sales results for the first half-year have been achieved as the result of Bulgari's creativity, which came to the fore particularly in this first part of the year in the jewellery and watches sectors by creating original reinterpretations of those themes and motives that established the brand's history. A freshness of products that has encountered a huge success with customers throughout the world, in this way consolidating the authoritativeness of the brand and its approach to design.

REVENUES BY PRODUCT TYPE

There have been significant increases in sales at comparable exchange rates in the first half of 2006 in all the Group's product lines.
In jewellery, Bulgari's main product category, growth reached 10% (both at current and comparable exchange rates), despite a rise of 8% in sales (7% at current exchange rates) in the first half of 2005, confirming the success of the design of the lines launched over the past few years with customers. Originality was not lacking in the first half of the year with the presentation of the new line in jewellery called *Parentesi*, which represents the revival of one of the Group's historical collections. In addition, as is by now tradition, the new products enriched the range of those lines that have had the greatest success, such as the feminine *Sapphire flower* and the sensual *Lucea*, embellished with pearls in order to offer an ample and elegant selection that is able to satisfy various tastes, confirming at the same time the unique treasure that is to be found in Bulgari's contemporary style.
Sales of watches rose by 18% (both at current and comparable exchange rates), confirming the enormous market success already apparent in the final quarter of 2005. The credit for this result is due for a good part to the excellent figures for the sales of the *Assioma* model, introduced onto the market in September 2005, and to the incredible success of the new *Bulgari-Bulgari* model, presented at the Basel fair.
The extraordinary triumph of accessories continues, with sales for the quarter which grew by 32% (31% at current exchange rates), with a meritworthy result being achieved both in sales made through the distribution channels and through owned shops; for the past few months we have shops exclusively dedicated to accessories. There are also numerous new offerings in this product line, ranging from a new line of handbags, such as *Condotti* and *Twist*, through to small leather goods and glasses.

The JWA (Jewels-Watches-Accessories) Division grew overall by 15% (both at current and comparable exchange rates).
Sales of the Perfume Division also achieved impressive growth, rising by 12% over the first half of 2005, with an immaterial foreign exchange effect. This result was obtained as the result of an increase of 25% (24% at current exchange rates) in the second quarter of the year. The first quarter ended with a slight fall in sales (down 2% at comparable exchange rates) as it had to contend with a quarter in 2005 that was in a strong position following the launch of *Aqua*. Following the introduction of *Eau Parfumé au Thé Rouge* onto the market during the first half of the year, a further increase in sales is expected from the launch of *pour Femme, pour Homme* and *pour Homme Extrême* that is planned for September. To celebrate this exclusive relaunch, Bulgari will complete the classic collection with two new fragrances for women, *Voile de Jasmin* and *Rose Essentielle*, and a new fragrance for men, *pour Homme Soir*.
The business of the Milan hotel continues with increasing success following its inauguration in May 2004; this hotel, the first of its kind bearing the BVLGARI brand, is run in partnership with the Marriott group through Bulgari Hotels and Resorts Milano S.r.l... This company is consolidated using the proportionate method and made a contribution of 5.5 million euro to consolidated turnover in the first half of the year, representing growth of 17.7%. We recall that the "Bulgari Hotels & Resorts" project envisages the opening of a limited number of de-luxe hotels inspired by the BVLGARI philosophy and the distinctive BVLGARI style; the next hotel included in this project will be opened in Bali in the second half of the year.

Table 2 below sets out revenues by product type for the first half of 2006, the proportion of each type as a percentage of total revenues and the increase at current and comparable exchange rates over the same period of the previous year and over 2005.

TABLE 2
BULGARI GROUP
REVENUES BY TYPE OF PRODUCT

Product line	**First half 2006**				**First half 2005**				**Total 2005**			
			Δ % vs PY				Δ % vs PY				Δ % vs PY	
(Millions of euros)	Absolute value	%	curr. exch. rates	comp. exch. rates	Absolute value	%	curr. exch. rates	comp. exch. rates	Absolute value	%	curr. exch. rates	comp. exch. rates
Jewellery	*179.6*	*40%*	*+10*	*+10*	*163.5*	*42%*	*+7*	*+8*	*368.2*	*40%*	*+7*	*+8*
Watches	*128.1*	*29%*	*+18*	*+18*	*108.2*	*28%*	*-1*	*+0*	*267.9*	*29%*	*+4*	*+4*
Accessories	*47.5*	*11%*	*+31*	*+32*	*36.2*	*9%*	*+34*	*+35*	*76.9*	*8%*	*+24*	*+24*
Other	*3.6*	*0%*	*+16*	-	*3.0*	*1%*	*+12*	-	*7.1*	*1%*	*+17*	-
JWA Division	358.8	80%	+15	+15	310.9	80%	+6	+8	720.1	78%	+8	+8
Perfume Division	78.8	18%	+12	+12	70.5	18%	+22	+22	182.6	20%	+18	+18
Hotel Division	5.5	1%	+18	-	4.7	1%	+733	-	9.6	1%	+141	-
Royalties and other	4.7	1%	+50	-	3.1	1%	+7	-	6.2	1%	+2	-
TOT. NET REVENUES	**447.8**	**100%**	**+15**	**+15**	**389.2**	**100%**	**+10**	**+11**	**918.5**	**100%**	**+10**	**+11**

Operating profitability by sector is reported in the notes.

REVENUES BY GEOGRAPHICAL AREA

The additional impressive rise in sales in Japan (up 31% in the half year; up 27% at current exchange rates) has been an element of great satisfaction for the Group; our growth in this market, especially important for our sector, has also been achieved by placing more attention on the company's third party distribution policy in other areas of the world. The performance in the Middle East/Other was excellent, with sales up by 21%, as was that in the Rest of Europe, with a rise of the same amount in the half year. There was also a positive performance in the United States (up 11% at comparable exchange rates; up 14% at current exchange rates). There were excellent results for the sales from owned shops in Italy, which rose by 7%, one of the contributing factors being the pick-up in the tourist trade. Finally in the Far East, despite the weakness of certain local markets and the completion of steps being taken by the company in connection with its third party distribution network, the second quarter provided signals of a significant improvement (up 8%, compared to a fall of 25% in the first quarter), and the half-year ended with a fall in sales of 8% (6% at current exchange rates).

Table 3 below sets out revenues by geographical area for the first half of 2006 per area, determined on the basis of outlet market, their amount as a percentage of total revenues and the change at current and comparable exchange rates over the same period of the previous year and over 2005.

TABLE 3
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA

Geographical area	First half 2006				First half 2005				Total 2005			
			Δ % vs PY				Δ % vs PY				Δ % vs PY	
(Millions of euros)	Absolute value	%	curr. exch. rates	comp. exch. rates	Absolute value	%	curr. exch. rates	comp. exch. rates	Absolute value	%	curr. exch. rates	comp. exch. rates
Italy	55.4	12%	+7	-	51.6	13%	+15	-	129.9	14%	+15	-
Rest of Europe	108.6	24%	+21	-	89.5	23%	+6	-	218.6	24%	+15	-
America	69.8	16%	+14	+11	61.3	16%	+24	+29	138.2	15%	+13	+12
Japan	123.7	28%	+27	+31	97.7	25%	+16	+18	238.9	26%	+16	+17
Far East	62.8	14%	-6	-8	66.4	17%	+5	+5	139.6	15%	-5	-7
Middle East	20.7	5%	+34	-	15.5	4%	-16	-	37.1	4%	+1	-
Other	6.8	1%	-5	-	7.2	2%	-16	-	16.2	2%	-3	-
TOT. NET REVENUES	**447.8**	**100%**	**+15**	**+15**	**389.2**	**100%**	**+10**	**+11**	**918.5**	**100%**	**+10**	**+11**

FINANCIAL AND BALANCE SHEET SITUATIONS OF THE GROUP

Net financial debt at 30 June 2006 of 115.5 million euros should be compared with the figure of 49.9 million euros at 31 December 2005 and 128.4 million euros at 30 June 2005.
The increase in debt over the six months compared to 31 December 2005 is due to the normal increase in stocks, in particular those of new products, in view of expected sales in the second half of the year, the period in which

sales have always reached their highest levels historically. There was an decrease of 12.9 million euros, or 10%, in net debt compared to that at 30 June 2005, despite the distribution in May of dividends of 74.5 million euros. Shareholders' equity at 30 June 2006, inclusive of minority interests, amounted to 655.9 million euros (648.1 million euros excluding minority interests), compared to 686.2 million euros at 31 December 2005 and 592.4 million euros at 30 June 2005.
The gearing ratio, being the ratio between net debt and shareholders' equity inclusive of minority interests, was 17.6% at the end of the half-year.

The reclassified balance sheet of the Group is set out below.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

	TOTAL GROUP	
(Million of euros)	30 Jun 06	31 Dec 05
Trade receivables, net	142.5	169.0
Other receivables	53.0	49.8
Inventory	550.1	505.1
Trade payables	(152.2)	(168.2)
Other payables	(48.8)	(42.1)
Total working capital, net	**544.7**	**513.5**
Tangible and intangible fixed assets, net	**193.0**	**188.7**
Financial investments	**42.2**	**34.8**
Other long-term assets (liabilities)	**(8.4)**	**(0.9)**
NET INVESTED CAPITAL	**771.4**	**736.2**
Shareholders' equity	**655.9**	**686.2**
Short-term indebtedness	67.1	23.2
Long-term indebtedness	48.4	26.7
Total indebtedness	**115.5**	**49.9**
COVER	**771.4**	**736.2**

The composition of short- and long-term debt, including references to the line items of the interim balance sheet, is presented in note 24 "Net financial position".

INVESTMENTS

Investments of 19.6 million euros were made in tangible fixed assets in the first half of 2006 regarding work carried out, and in part also still being carried out, in connection with the opening or refurbishment of stores,

and regarding the purchase of window displays to be used by third party distributors to present BVLGARI products.
Other investments are in progress at 30 June 2006 for the refurbishment of stores such as that in Fifth Avenue in New York.
The balance additionally includes investments in computer hardware, made principally by the Parent Company, and in production plant, made by Crova S.p.A., Bulgari Time (Switzerland) S.A. and Daniel Roth et Gérald Genta Haute Horologerie S.A..
Investments in intangible assets amounting to 6.0 million euros principally regard costs incurred for the purchase of licences for the applications software used to manage the Group's various activities. These investments have been made mainly by the Parent Company Bulgari S.p.A. and certain production companies. In addition, there has also been a series of smaller investments in the development of new fragrances for release onto the market and in skin tests relating to perfumes.

RELATED PARTY TRANSACTIONS

Bulgari S.p.A., which has its registered office at via Lungotevere Marzio 11, Rome, is the Parent Company of the Group and has share capital of Euro 20.9 million.

Bulgari S.p.A. is the owner of the BVLGARI trade mark and its main activities are as follows:

- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation of the BVLGARI name and trademark;
- the technical, financial and administrative coordination of the companies in which investments are held;
- the invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, silk and leather accessories and porcelain, silver and crystal items.

Bulgari S.p.A. carries out commercial transactions governed by specific agreements relating to the concession of the BVLGARI trademark with the various subsidiaries which produce and distribute BVLGARI brand products.
The Parent Company also carries out commercial transactions, similarly governed by specific agreements between the parties, for the provision of services to certain of its subsidiaries of a technical, legal, fiscal, administrative, commercial, financial and IT nature.
In addition, the Parent Company performs activities of a financial nature for Group companies regarding the centralised treasury function, which are remunerated at market rates.

Transactions between Bulgari S.p.A. and other Group companies of a financial and commercial nature, which have been eliminated in the preparation of the consolidated financial statements, are disclosed in detail the notes.

There are no transactions with related parties as defined in Consob Communication no.2064231 of 30 September 2002 in addition to those described above.

RECONCILIATION BETWEEN THE PARENT COMPANY'S EQUITY AND NET INCOME FOR THE PERIOD AND CONSOLIDATED EQUITY AND NET INCOME

	Equity at 31/12//2005	Changes in equity excl. net income	Net income (loss)	Equity at 30/06/2006
As per Parent Company's separate financial statements	**233,520**	**(67,290)**	**17,917**	**184,148**
Effect of consolidating equity investments:				
- difference between carrying amount and share of equity	611,439	(10,305)	30,373	631,506
Elimination of intercompany profit in inventory	(184,028)	3,772	(3,806)	(184,062)
Tax effect	16,715	(132)	(121)	16,462
As per consolidated financial statements - attributable to the Group	**677,646**	**(73,955)**	**44,363**	**648,054**
Minority interests	8,587	(836)	133	7,884
As per consolidated financial statements - total	**686,233**	**(74,791)**	**44,496**	**655,938**

SIGNIFICANT EVENTS AT A GROUP LEVEL FOR THE FIRST HALF OF 2006

On 6 January 2006, Bulgari Commercial (Shanghai) Ltd. was established under Chinese law; the company is wholly owned by Bulgari S.p.A., has its registered office in Beijing and has subscribed capital of CNY 57,637,111 (US$ 5,000,000).
This company will manage any future investments made by the Group in China, taking advantage of the certainly interesting opportunities offered by this market.

On 29 March 2006, as part of its winding up process, Bulgari Asia Ltd. refunded its residual share capital to its 100% owner Bulgari International Corporation N.V..

On 12 May 2006, Bulgari S.p.A. acquired 50% of Opera SGR S.p.A., a company having its registered office in Milan and having fully paid up share capital of euro 1,100,000. This investment is consolidated using the proportionate method. A price of euro 550,000 was paid for net assets having a market value of the same amount.
This company will carry out the collective management of savings through the promotion, establishment and organisation of closed-end mutual funds, as well as provide consultancy regarding investments made in Italy by third parties operating in the private equity sector.

On 8 June 2006, the company Bulgari Holdings (Thailand) Ltd. was established. This company, which has its registered office in Bangkok and which has fully subscribed and paid up share capital of Bath 100,000, is held as to 49% by Bulgari International Corporation BV. As the consequence of the fact that this company holds 100% of the ordinary shares having voting rights and almost the whole of the new company's dividend rights, it is considered wholly owned for consolidation purposes.
This new company holds an investment in Bulgari (Thailand) Ltd. which was also established on 8 June 2006. This latter company, which has its registered office in Bangkok and which has fully subscribed and paid up share capital of Bath 4,000,000, will run exclusive brand Bulgari shops and is held as to 99.5% by Bulgari International Corporation (BIC) N.V. (of which 35% directly and 64.5% through Bulgari Holdings (Thailand) Ltd).

EVENTS SUBSEQUENT TO 30 JUNE 2006

Bulgari (Austria) GmbH was established and registered on 15 July 2006. The company is wholly owned by Bulgari International Corporation N.V. and has an authorised share capital of euro 35,000, of which euro 17,500 is subscribed and paid in. The company will run the exclusive brand Bulgari shop in Vienna as well as any future shops in Austria.

On 21 July 2006, the process to wind up Bulgari Asia Ltd. was finalised. The company was entirely owned by Bulgari International Corporation N.V..

FORECAST FOR 2006

The second half of 2006 is expected to be distinguished by a continuing recovery in Europe and, alongside this, by the pick-up in the demand for luxury goods, although any forecast of this nature must always be expressed with the element of caution dictated by what has become a constant risk of economic and geo-political instability.

These forecasts, taken together with the steps that the Group is taking to launch additional new products, vindicate the Bulgari Group's positive expectations to reach the end of this year with a rise in both sales and results over 2005.

B V L G A R I

Interim Consolidated Financial Statements for the six months ended 30 June 2006

Bulgari Group

Consolidated Income Statement for the six months ended 30 June 2006

€/000	Note	30 June 2006	30 June 2005	Change %
- Gross sales		*476,666*	*416,640*	
- Allowances an discounts		*(37,098)*	*(33,689)*	
Net sales		439,568	382,951	
Royalties		5,664	4,190	
Other revenues		2,542	2,042	
Total net revenues		**447,774**	**389,183**	**15.1%**
Cost of sales		(161,294)	(138,561)	16.4%
Total contribution margin		**286,480**	**250,622**	**14.3%**
		64.0%	64.4%	
Net operating expenses	3	(233,756)	(212,094)	10.2%
Operating profit		**52,724**	**38,528**	**36.9%**
		11.8%	9.9%	
- Interest income		*1,085*	*871*	
- Interest expense		*(4,634)*	*(3,001)*	
- Other financial income (expense)		*(721)*	*(690)*	
- Foreign exchange gains (losses)		*5,617*	*(970)*	
Total financial income (expense)	4	1,347	(3,790)	-135.5%
Income before taxation		**54,071**	**34,738**	**55.7%**
Current and deferred taxation	5	(9,575)	(5,218)	83.5%
Net income of the period		**44,496**	**29,520**	**50.7%**
of which:				
Income attributable to minority interests		133	586	-77.3%
Net income of the period attributable to the Group		**44,363**	**28,934**	**53.3%**
		9.9%	**7.4%**	

Earning per share (in euros)	**0.15**	**0.10**
Number of shares on which the calculation is based	297,890,174	296,862,087
Diluted earning per share (in euros)	**0.15**	**0.10**
Number of shares on which the calculation is based	302,550,399	300,998,170

Consolidated Balance Sheet at 30 June 2006

ASSETS

€/000	Note	30 June 2006	31 December 2005
Tangible fixed assets	6	101,771	98,066
- Goodwill	*7*	*41,405*	*42,612*
- Other intangible assets	*8*	*49,812*	*47,991*
Intangible assets		91,217	90,603
- Investments in other companies		*19,314*	*19,314*
- Other non-current financial assets	*9*	*22,869*	*15,524*
Financial investments		42,183	34,838
Total non-current assets		235,171	223,507
Deferred tax assets	10	22,902	26,627
Other non-current assets	13	12,165	17,660
Non-current financial receivables	9	1,184	1,098
NON-CURRENT ASSETS		**271,422**	**268,892**
NON-CURRENT ASSETS HELD FOR SALE		**-**	**-**
- Raw materials		*53,523*	*39,341*
- Work in progresss and semi-finished goods		*139,260*	*121,543*
- Finished goods and packaging		*357,339*	*344,174*
Total inventory	11	550,122	505,058
Trade receivables	12	142,496	170,777
- Other tax receivables		*32,616*	*33,910*
- Other current assets		*20,418*	*15,907*
Total other current assets	13	53,034	49,817
Current financial assets	9	5,487	21,112
Cash and bank balances	14	46,028	26,685
CURRENT ASSETS		**797,167**	**773,449**
TOTAL ASSETS		**1,068,589**	**1,042,341**

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	30 June 2006	31 December 2005
- Share capital		*20,877*	*16,859*
- Reserves		*124,331*	*115,603*
- Retained earnings (losses)		*458,483*	*428,737*
- Income (loss) for the period		*44,363*	*116,447*
Shareholders' equity attributable to the Group	**15**	**648,054**	**677,646**
Shareholders' equity attributable to minority interests		7,884	8,587
TOTAL SHAREHOLDERS' EQUITY		**655,938**	**686,233**
Employees' leaving entitlement and other personnel provisions	**19**	14,647	14,307
Provisions for risks and charges	**20**	6,519	3,673
Deferred tax liabilities	**10**	21,676	25,276
Other non-current liabilities	**21**	657	3,686
Non-current financial payables to banks	**17**	46,830	25,261
Other non-current financial payables	**17**	2,798	2,513
NON-CURRENT ASSETS		**93,127**	**74,716**
NON-CURRENT LIABILITIES HELD FOR SALE		-	-
Trade payables		152,190	168,239
- Advances		*2,682*	*2,555*
- Current tax payables		*7,218*	*5,766*
- Other current liabilities	**21**	*38,869*	*33,792*
Total other current liabilities		48,769	42,113
Current financial payables to banks	**17**	113,957	63,041
Current financial payables	**17**	4,608	7,999
CURRENT ASSETS		**319,524**	**281,392**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,068,589**	**1,042,341**

BULGARI GROUP
CONSOLIDATED CASH FLOW STATEMENT

€/000

	30 June 2006	30 June 2005
Cash flows from operating activities		
Net income for the period	44,363	28,934
Depreciation, amortisation and impairment of fixed assets	17,821	16,384
Cash flows from operating activities	*62,184*	*45,318*
(Increase) Decrease in trade receivables in working capital	28,799	31,031
(Increase) Decrease of other receivables in working capital	(3,054)	22,801
(Increase) Decrease in inventory	(59,111)	(49,395)
Increase (Decrease) in trade payables	(15,931)	(5,321)
Increase (Decrease) in other payables	6,336	(42,675)
Exchange differences	14,047	(13,807)
Other changes, net	(521)	858
Cash flows from changes in net working capital	*(29,435)*	*(56,508)*
Other medium/long-term assets (including other non-current financial assets)	1,919	(2,635)
Other medium/long-term liabilities	(3,041)	(161)
(a) Cash flows from operating activities	**31,627**	**(13,986)**
Cash flows from investing activities		
Purchase of companies (excluding cash/debt acquired)	(505)	(332)
Purchases of tangible fixed assets (net of disposals)	(19,481)	(12,426)
Purchase of intangible assets	(5,986)	(12,908)
Purchases of financial investments (excluding other non-current financial assets)	5	1,816
Other changes	(80)	(321)
Exchanges differences	3,508	(5,266)
(b) Cash flows from investing activities	**(22,539)**	**(29,436)**
Cash flows from financing activities		
Changes in shareholders' equity for increase in share capital	4,018	(3,000)
Changes in shareholders' equity relating to minority interests	(703)	460
Dividends paid	(74,529)	(65,422)
Other changes	(3,449)	(4,039)
(c) Total changes in shareholders' equity	*(74,663)*	*(72,001)*
Changes in medium/long-term financial payables	21,854	5,244
Changes in medium/long-term financial receivables	(86)	56
(d) Total changes in medium/long-term financial assets	*21,768*	*5,300*
(e) Cash flows from financing activivities	**(52,895)**	**(66,701)**
(f) Difference in net cash (short-term debt) (a)+(b)+(e)	**(43,807)**	**(110,124)**
Net cash (short-term debt) at the beginning of the period	***(49,919)***	***(13,009)***
Changes in short-term debt (f)	(43,807)	(110,124)
Changes in long-term debt (e)	(21,768)	(5,300)
Net cash (short-term debt) at the end of the period	***(115,494)***	***(128,433)***
of which: - cash and bank	46,028	21,350
- current financial payables	(118,565)	(90,999)
- current financial assets	5,487	6,028
- non-current financial payables	(49,628)	(65,414)
- non current financial receivables	1,184	602

Statement of Changes in Consolidated Shareholders' Equity for the year ended 31 December 2004 and the six months ended 30 June 2005

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reseve	Hedging reserve	Retained earnings	Net income	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2004	**20,816**	**107,135**	**5,762**	**(7,273)**	**2,106**	**1,987**	**-**	**397,332**	**108,758**	**636,624**	**6,875**	**643,499**
Treasury stock	(3,569)	-	-	-	-	-	-	-	-	(3,569)	-	(3,569)
Fair value of derivatives	-	-	-	-	-	-	2,297	-	-	2,297	-	2,297
Fair value of equity investments	-	-	-	-	-	-	-	(8,019)	-	(8,019)	-	(8,019)
Balance as at 1°January 2005	**17,247**	**107,135**	**5,762**	**(7,273)**	**2,106**	**1,987**	**2,297**	**389,313**	**108,758**	**627,333**	**6,875**	**634,208**
Fair value of derivatives	-	-	-	-	-	-	(4,503)	-	-	(4,503)	-	(4,503)
Total gains and losses directly recognized to shareholders' equity	-	-	-	-	-	-	(4,503)	-	-	(4,503)	-	(4,503)
Net income of the period	-	-	-	-	-	-	-	-	28,934	28,934	586	29,520
Total gains and losses	-	-	-	-	-	-	(4,503)	-	28,934	24,431	586	25,017
Distribution of dividends									(65,422)	(65,422)	(664)	(66,086)
Allocation of 2004 net income	-	-	-	-	-	-	-	43,336	(43,336)	-	-	-
Treasury stock 2005	(440)	-	-	-	-	-	-	-	-	(440)	-	(440)
Capital increase due to exercise of stock options	9	640	-	-	-	-	-	-	-	649	-	649
Allocation to treasury stock reserve of value of shares at the period end	-	(440)	-	-	-	-	-	440	-	-	-	-
Fluctuations in foreign exchange rates	-	-	-	(2,582)	-	-	-	-	-	(2,582)	538	(2,044)
Stock Options	-	-	-	-	-	1,108	-	-	-	1,108		1,108
Balance as at 30 June 2005	**16,816**	**107,335**	**5,762**	**(9,855)**	**2,106**	**3,095**	**(2,206)**	**433,089**	**28,934**	**585,077**	**7,335**	**592,412**

Statement of Changes in Consolidated Shareholders' Equity for the year ended 31 December 2005 and the six months ended 30 June 2006

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reseve	Hedging reserve	Retained earnings	Net income	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2005	16,859	114,489	5,762	(11,149)	2,106	4,423	(28)	428,737	116,447	677,646	8,587	686,233
Fluctuations in foreign exchange rates	-	-	-	(6,319)	-	-	-	-	-	(6,319)	(836)	(7,155)
Reclassifications	-	-	-	12,172	-	-	-	(12,172)	-	-	-	-
Fair value of derivatives	-	-	-	-	-	-	(763)	-	-	(763)	-	(763)
Total gains and losses directly recognized to shareholders' equity	-	-	-	5,853	-	-	(763)	(12,172)	-	(7,082)	(836)	(7,918)
Net income of the period	-	-	-	-	-	-	-	-	44,363	44,363	133	44,496
Total gains and losses	-	-	-	5,853	-	-	(763)	(12,172)	44,363	37,281	(703)	36,578
Dividends paid	-	-	-	-	-	-	-	-	(74,529)	(74,529)	-	(74,529)
Allocation of 2005 net income	-	-	-	-	-	-	-	41,918	(41,918)	-	-	-
Treasury stock sales	4,009	-	-	-	1,808	-	-	-	-	5,817	-	5,817
Capital increase due to exercise of stock options	9	651	-	-	-	-	-	-	-	660	-	660
Stock Options	-	-	-	-	-	1,179	-	-	-	1,179	-	1,179
Balance as at 30 June 2006	20,877	115,140	5,762	(5,296)	3,914	5,602	(791)	458,483	44,363	648,054	7,884	655,938

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Notes to the
Interim Consolidated Financial Statements

Interim consolidated financial statements at 30 June 2006

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

Bulgari S.p.A. (referred to in the following as the "Parent Company") is a company having its registered office in Italy and domicile in Rome. The interim consolidated financial statements for the six months ended 30 June 2006 (also referred to in the following as the "consolidated half-year financial statements") include the financial statements of the Parent Company and its subsidiaries and joint ventures (together referred to as the "Group").
These consolidated half-year financial statements were authorised for publication by the Board of Directors on 13 September 2006.

(a) Statement of compliance

As a result of the introduction of European Community Regulation no. 1606 of 19 July 2002, and on the basis of the requirements of article 81 of the Regulations for Issuers as amended by Consob in resolution no. 14990 of 14 April 2006, the Bulgari Group has prepared its consolidated half-year financial statements in accordance with International Accounting Standard 34 *Interim Financial Reporting*. These consolidated half-year financial statements do not include all the disclosures required in the preparation of annual financial statements and should be read together with the consolidated financial statements for the year ended 31 December 2005.
In addition, following the coming into effect of the above-mentioned Community Regulation no. 1606 and in compliance with the provisions of Legislative Decree no. 38 of 28 February 2005, Bulgari S.p.A. has elected the option available to prepare its separate financial statements in accordance with international accounting standards (IAS/IFRS) by starting with those for fiscal year 2006; this differs from the requirements relating to the Group's consolidated financial statements which have been prepared in compliance with international accounting standards since fiscal year 2005.
As a consequence, in accordance with the provisions of Consob Communication no. 6064313, the Group believes it to be useful to present the information relating to Bulgari S.p.A. referred to in IFRS 1 *First-time Adoption of International Financial Reporting Standards*, in particular in regard to the reconciliations discussed in paragraphs 39 and 40 of that standard.
In order for the disclosures provided to be more complete, and as required by article 81 of the Regulations for Issuers referred to above, the financial statements of the Parent Company Bulgari S.p.A. for the six months ended 30 June 2006 are presented in accordance with international accounting standards as permitted by prevailing laws and regulations.

(b) Basis of preparation

The consolidated half-year financial statements consist of the balance sheet, the income statement, the cash flow statement, the statement of changes in shareholders' equity and these notes. Current and non-current assets and liabilities are presented separately in the balance sheet. Costs are presented in the profit and loss account based on their function. The cash flow statement is presented using the indirect method.
The consolidated half-year report is presented in euros and all amounts are stated in thousands of euros unless otherwise indicated.
All the financial statements of companies included in the consolidated financial statements are prepared as at the balance sheet date of the consolidated half-year financial statements and are adjusted, where necessary, to align them with the accounting principles and policies adopted by the Parent Company.

(c) Consolidation principles

(i) Subsidiaries

Subsidiaries are those companies for which the Parent Company is in a position to determine, either directly or indirectly, the financial and operating policies for the purpose of obtaining the benefits resulting from its activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are also taken into consideration. The financial statements of subsidiaries are included in the consolidated half-year financial statements starting from the date on which control is gained up until the date on which that control is lost to the Group. Minority interests in shareholders' equity and in the result for the year are presented separately in both the consolidated balance sheet and the consolidated income statement.

(ii) Joint Ventures

Joint Ventures are those entities in which the Group exercises contractually agreed joint control with other entities. In determining whether control exists, those instruments that have the potential, if exercised or converted, to give the Group voting rights are also considered. The financial statements of joint ventures are consolidated using the proportionate method. As a result, the consolidated financial statements include the Group's share of the assets, liabilities, revenues and costs of these companies on a line-by-line basis, starting from the date on which joint control is gained up until the date on which that joint control is lost to the Group.

(iii) Intragroup operations

All intragroup balances and transactions, including any profits not yet realised with third parties, resulting from relations between Group companies, are fully eliminated. The Group's share of any losses not yet realised with third parties are eliminated unless they represent losses in value.

(d) Foreign currency

(i) Transactions in foreign currency

The financial statements of consolidated companies are prepared using the functional currency of the economic environment in which that company operates.
In those financial statements, all transactions denominated in a currency different from the functional currency are recorded at the exchange rate at the date of the transaction. Assets and liabilities denominated in a currency different from the functional currency are subsequently translated using the exchange rate at the balance sheet date of the period presented, with any exchange differences arising recognised in the income statement.
Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost are translated using the exchange rate at the date when the transaction was initially recognised.

(ii) Conversion of foreign currency financial statements

Revenues, costs, assets and liabilities included in the consolidated financial statements are expressed in euros, which is the functional currency of the Parent Company Bulgari S.p.A..
In preparing the interim consolidated financial statements, the financial statements of companies included in the consolidation which have a functional currency different from the euro are translated by applying the exchange rate ruling at the balance sheet date to the assets and liabilities (including goodwill and consolidation adjustments), the historical exchange rate ruling at the date of the respective transaction to items of shareholders' equity and the average exchange rate for the period, (which approximates the exchange rates ruling at the date of the transactions) to the income statement. All resulting exchange differences are recognised directly as a separate equity reserve.
Exchange differences are recognised in the income statement only on the disposal of the investment or on the dissolution of the company to which it refers.

The rates of exchange between the euro and the currencies of those countries which have not joined the single currency are as follows:

	30/06/2006		31/12/2005		30/06/2005	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet	Income Statement	Balance Sheet
US$	1.2290	1.2713	1.2448	1.1797	1.2855	1.2092
YEN	142.1745	145.7500	136.8713	138.9000	136.2402	133.9500
CHF	1.5614	1.5672	1.5483	1.5551	1.5463	1.5499
GBP	0.6872	0.6921	0.6839	0.6853	0.6861	0.6742
SGD	1.9764	2.0137	2.0710	1.9628	2.1171	2.0377
HKD	9.5346	9.8745	9.6825	9.1474	10.0189	9.3990
AUD	1.6545	1.7117	1.6326	1.6109	1.6634	1.5885
MYR	4.5298	4.6714	4.7136	4.4584	4.8822	4.5937
DKK	7.4602	7.4592	7.4517	7.4605	7.4448	7.4515
TWD	39.6109	41.2450	39.9647	38.6620	40.3815	38.1740
KRW	1,182.8954	1,206.0800	1,274.3900	1,184.4200	1,305.3300	1,239.8500
CNY	9.8696	10.1648	10.2037	9.5204	-	-
THB	47.5740	48.5750	-	-	-	-

(e) Business combinations

All business combinations are accounted for by applying the purchase method. Under the purchase method, the cost of acquisition is the fair value at the date of exchange of the assets given and liabilities incurred or assumed plus any costs directly attributable to the acquisition. The cost of a business combination is then allocated to the acquiree's identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values. The excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill. If the net fair value exceeds the cost of the acquisition, the excess is recognised immediately in the income statement.

On first-time adoption of IFRS, the Group elected not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before 1 January 2005. As a result, any goodwill arising from acquisitions that occurred before the date of transition to IFRS has been left unchanged at its carrying amount in the last consolidated financial statements prepared in accordance with the previous accounting principles, being those at 31 December 2003.

(f) Tangible fixed assets

(i) Owned assets

Tangible fixed assets are stated at cost, including any directly attributable incidental expenses.
They are included as assets only in the case that it is probable that future economic benefits will result from their use and that cost may be reliably determined.

Cost includes:

a) purchase price (including any import duties and non-refundable purchase taxes), after deducting trade discounts and rebates;
b) any costs incurred directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Costs incurred subsequent to purchase are recognised as an increase in the accounting value of the component to which they relate, if the future benefits resulting from the cost incurred for the replacement of a component of a building or plant and machinery will flow to the Group and if they can be reasonably estimated. All other costs are recognised in the income statement for the period in which they are incurred.

If significant components of buildings, plant or machinery have different useful lives, then these are accounted for separately by applying the cost method described above.

(ii) Assets acquired under finance leases

Assets acquired under finance leases, under which all the risks and rewards incidental to ownership of an asset are substantially transferred to the Group, are recognised as assets at their fair value or, if lower, at the present value of the minimum lease payments due under the lease contract. The corresponding amount due to the lessor is included as part of financial liabilities.

(iii) Depreciation

Subsequent to their initial recognition, owned assets and assets acquired under finance leases are stated net of depreciation and any impairment losses are determined under the method described in the following. Depreciation commences when the asset becomes available for use and ceases when its is sold or when it is no longer expected to generate future benefits; it is calculated systematically on a straight line basis over the estimated useful lives of assets. Assets acquired under finance leases are depreciated over their estimated useful lives; in the case that there is no reasonable certainty that the Group will acquire the asset at the end of the lease term, it is depreciated over the lower of the lease term and its estimated useful life.

The estimated useful lives of assets are reviewed at least on an annual basis.

The following table sets out the main useful lives of assets:

Asset category	Useful life

	(years)
Buildings	33
Plant and machinery	3 - 13
Industrial and commercial equipment	7 - 5
Furniture, office equipment and fittings	5 - 8
Motor vehicles	4
Aircraft (engines and avionics)	3
Aircraft (other)	33

Improvements made to leased properties are stated at cost and depreciated over a period equal to the lower of the lease term and their estimated useful lives.

(g) Intangible assets

(i) Goodwill

Goodwill is not amortised subsequent to initial recognition and is stated net of any impairment losses determined in the manner described below.

Goodwill resulting from the acquisition of a company, and any adjustment to the fair values of the assets and liabilities deriving from the acquisition of that company, are accounted for as the assets and liabilities of the company itself. As a consequence, in the case of the acquisition of a foreign company, these are stated in the functional currency of the acquired company and translated using the exchange rate ruling at the balance sheet date.

Goodwill resulting from acquisitions made prior to 1 January 2005 is stated at its net book value in the last consolidated financial statements prepared in accordance with the previous accounting principles (those at 31 December 2003).

(ii) Other intangible assets

Intangible assets are recognised as such only if it is probable that future economic benefits associated with the asset will flow to the entity and if the cost of an asset can be measured reliably, and are stated at cost, including any directly attributable incidental expenses.

Research expenditure is recognised as an expense in the income statement when it is incurred. Development costs are capitalised as assets only if it can be demonstrated that they are capable of producing future economic benefits.

Subsequent costs incurred for intangible assets are capitalised as part of the asset to which they relate when it is probable that future benefits will flow to the Group and when the cost can be reliably determined. All other subsequent costs are recognised in the income statement when incurred.

(iii) Amortisation

Subsequent to their initial recognition, those assets with a finite useful life are stated net of accumulated amortisation and any impairment losses are determined in the manner described below. Amortisation of an asset begins when it is available for use and ceases when its is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life which is reviewed on an annual basis.

Intangible assets with an indefinite useful life are not amortised but are stated net of any impairment losses determined in the manner described below.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Development costs	Max 5
Industrial patents and intellectual property rights	Max 5
Concessions, trade marks and licences	Max 5
Assets in progress	-
Fees for taking over the lease of premises and other	Contract term

(h) Impairment

At the end of each quarter, tangible fixed assets and intangible assets, including goodwill, are reviewed to assess whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is determined.
The recoverable amount of goodwill and other assets having an indefinite useful life, if present, is in any case determined at least once a year.
The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use.
In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the company could obtain from the sale of the asset.

Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks of the related activities. If an asset does not generate cash flows that are largely independent, its recoverable amount is determined in relation to the cash generating unit to which it belongs.

An impairment loss for an asset is recognised in the income statement if its carrying amount, or that of the cash generating unit to which it allocated, is higher than its recoverable amount. The impairment losses of a cash generating unit are firstly allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on the basis of their carrying amounts.

Impairment losses other than those relating to goodwill are reversed to the extent of the impairment loss previously recognised if the reasons which led to the loss no longer exist, or if there have been changes in the estimates made to determine the recoverable amount.

(i) Financial instruments

(i) Investments in other entities

All investments in other entities are classified as "available for sale" and are stated at fair value, with any gains or losses recognised directly in equity. These gains and losses are released to the income statement on the disposal of the investments. If fair value is not reliably determinable, the investments are stated at cost, adjusted for any impairment loss whose effect is recognised in the income statement on the basis of the present value of expected cash future cash flows discounted at the current market return for a similar financial asset.
Losses exceeding the carrying value of an investment are recognised as a liability in the caption "provisions for risks and charges - other" to the extent that the investor has undertaken to fulfil any legal or constructive obligations towards the investee company or to make good its losses.

(ii) Management of risk and hedging (derivative instruments)

The Group is exposed to various market risks in carrying out its activities and in particular to the risk of fluctuations in interest rates, foreign exchange rates and the price of gold.
To minimise these risks, the Group acquires derivative financial instruments available on the market to hedge the risk of both specific operations and complex exposures.
In particular, to reduce the risk of changes in the value of assets, liabilities and expected foreign currency cash flows to be generated by expected future operations, mostly forward and option contracts are used. The same instruments are used to reduce the risk of changes in the price of gold.
To minimise the risk connected with interest rate fluctuations, interest rate swaps and option contracts are used.
In general, the Group does not enter into speculative transactions in managing its finance and treasury and has adopted specific procedures which require that prudent criteria be followed

Consistent with IAS 39, derivative instruments acquired for hedging purposes qualify for hedge accounting as described in that standard only if:

a) at the inception of the hedge there is a formal designation and documentation of the hedging relationship;
b) the hedge is highly effective;
c) the effectiveness can be reliably demonstrated.

If an instrument is designated to offset the exposure to changes in the fair value of the hedged item (for example, the hedge of the changes in fair value of floating rate loans or foreign currency receivables and payables), it is recognised at fair value, with subsequent changes in fair value being recognised in the income statement; in a consistent manner, hedged items are adjusted to reflect the changes in fair value attributable to the risk being hedged.

If an instrument is designated to offset the exposure to variability in cash flows of a transaction (a cash flow hedge; for example the hedging of the variability in cash flows of forecast transactions due to foreign exchange rate fluctuations), the effective portion of the gain or loss arising from changes in the fair value of the hedging instrument is recognised directly in equity (the ineffective portion is recognised immediately in the income statement under the item foreign exchange gains (losses)).
The amounts recognised in equity are subsequently reclassified into the income statement in the period in which the forecast contracts and transactions affect profit or loss.

Changes in the fair value of derivatives which do not meet the conditions for recognition as hedging instruments are recognised in the income statement.

Derivates are accounted for on the trade date.

(iii) Other financial assets

Financial assets for which there is the intention and ability to hold to maturity are recognised at cost (represented by the fair value of the initial consideration given) to which are added transaction costs (such as commissions and advisors' fees). Measurement subsequent to initial recognition is at amortised cost using the effective interest method.

Trade receivables are stated at amortised cost, net of any impairment loss. Impairment losses are determined on the basis of the present value of expected future cash flows, using a discount rate based on the original effective interest rate.
Trade receivables whose due date is based on normal commercial terms are not discounted.

Cash and bank balances consist of those balances which are payable on demand or within a very short period and which may be withdrawn without cost.

(iv) Other financial liabilities

Other financial liabilities, including trade payables, are stated at amortised cost using the original effective interest method.

(l) Inventory

Inventory is stated at the lower of the cost of acquisition or production and estimated net realisable value, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost configuration adopted is as follows:

(a) stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
(b) all other stock, grouped together in homogeneous categories, is valued on the basis of weighted average cost;
(c) work in progress is value on the basis of production cost, which includes the consumption of raw materials, direct labour and indirect production costs, based on the stage of production completed at the balance sheet date.

In order to estimate net realisable value, the value of obsolete and slow-moving goods is written down on the basis of an estimation of their future use or realisation by creating a special adjustment reserve to reduce the value of the inventories.

(m) Provisions for risks and charges

Provisions for risks and charges are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and when it is probable that an outflow of resources will be required to settle the obligation; the amount recognised represents a realistic estimate of the cost that will be incurred, on the basis of the available information.

If the effect of the time value of money is material and the dates of the obligation can be reasonably estimated, the amounts provided are determined on the basis of the present value of expected future cash flows, using a pre-tax discount rate that reflects current market assessments of the time value of money and, if applicable, the risk specific to the obligation.

(n) Treasury shares

Treasury shares are stated at cost and presented as a reduction of shareholders' equity. Any gains or losses resulting from subsequent sale are recognised directly in equity.

(o) Employee benefits

Short-term employee benefits, such as wages, salaries and social security contributions, compensated absences and annual leave where the absences are expected to occur within twelve months after the balance sheet date and all other benefits in kind are recognised in the period in which the service is rendered by the employee.
Benefits guaranteed to employees which are payable on or after the completion of employment through defined benefit plans are recognised in the period in which the right matures.

Liabilities relating to defined benefit plans, net of any plan assets, are recognised on the basis of actuarial assumptions and on an accrual basis consistent with the service provided to obtain such benefits; the determination of these liabilities is made by independent actuaries.
Any actuarial gains or losses resulting from changes in actuarial assumptions or changes in the conditions of a plan are recognised in the income statement if, and to the extent that, the unrecognised net amount at the end of the previous reporting period exceeds the greater of 10% of the obligation relating to the plan and 10% of the fair value of any plan assets at that date (the so-called corridor method).
On first-time application of IFRS, the Group decided to recognise all cumulative actuarial gains and losses at 1 January 2004, despite having opted for the corridor method for subsequent actuarial gains and losses.

(p) Revenues and costs

Revenues from sales and services are recognised to the extent that it is probable that the respective economic benefits will flow to the Group and when it is possible to measure the fair value of the consideration reliably. Revenues are stated net of discounts, returns and commercial rebates.

In particular, revenues from sales and services are recognised when all the significant risks and rewards of ownership have been transferred to the buyer and when the services have been rendered.

Financial income and expense are recognised on an accrual basis recognising the interest matured on the net value of the respective assets and liabilities using the effect interest rate.

Dividends are recognised when the shareholders have the right to receive payment and namely at the time that shareholders in general meeting resolve their distribution.

Cost of sales includes the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials, transformation and those general expenses associated with the production and write-down of stock held in inventory.

(q) Taxation

Current income taxes are determined on the basis of a realistic estimate of the tax charge for the period of every company included within the scope of consolidation, in compliance with tax rates and tax laws that are in force or substantively in force in each country at the balance sheet date.

The expected liability is recognised in the balance sheet under the item "Provisions for risks and charges", offset by any advance payments made, or under the item "Tax receivables" if an asset results from the set-off process.

Deferred tax assets and liabilities are determined from the temporary differences between the book value of assets and liabilities as stated in the consolidated balance sheet and their corresponding tax values, taking into account the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on those rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised; the recoverability of deferred tax assets in this manner is reviewed at each balance sheet date.
Deferred tax liabilities are also recognised on undistributed profits at the balance sheet date in the event that such profits will be taxed on distribution.

Current and deferred tax assets and liabilities are offset when income taxes are levied by the same taxation authority and when there is a legally enforceable right of set off.

(r) Share-based payment

The Group offers stock options to specific categories of employees and to the managing director as a form of remuneration for services rendered.
The cost of these services is measured at the fair value of the options at the date on which they are granted.
This cost is recognised in the income statement over the vesting period, that is the period from the grant date to the date on which the option matures, taking into account the best estimate available of the number of options that will be exercised.

(s) Use of estimates

The preparation of the financial statements requires the directors and managers of the Group to make estimates and assumptions which affect the carrying values of the assets and liabilities in the consolidated balance sheet and the disclosures relating to contingent assets and liabilities at the balance sheet date. These estimates and assumptions are based on accumulated experience and other factors considered reasonable in the circumstances and have been adopted to determine the accounting value of those assets and liabilities which is not easily obtainable from other sources. The actual results could differ from these estimates, as a result of the uncertainty inherent in the assumptions and conditions on which they are based.
In particular, estimates are used in the classification of certain assets and liabilities as either current or non-current, the recognition and measurement of provisions for the risk of inventory obsolescence and the recoverability of receivables, the measurement of any impairment of tangible and intangible assets, depreciation and amortisation, the measurement of employee benefits, the recognition and measurement of taxation and the measurement of other contingent liabilities, such as provisions for risks and contingencies.

(t) Earnings per share

Earnings per share is calculated on the basis of the weighted average number of shares in circulation during the period, excluding own shares held by the Group.

Diluted earnings per share is calculated on the basis of the weighted average number of shares in circulation during the period, excluding treasury stock, to which is added the weighted average number of shares which would result if all stock options were exercised, factored by the difference between the average market price of the share during the period and the weighted average exercise price.

1. Segment reporting

The results of the Divisions also include royalty charges from the parent company for the use of the BVLGARI brand of which it is the owner. These charges are then eliminated in the line "Other activities and eliminations", as are all other transactions between the Divisions within the Group.

The line "Other activities and eliminations" also includes all the unallocated revenues and costs managed by the Central Group structure (Corporate), for the most part concentrated in the parent company Bulgari S.p.A., the activities relating to the Hotels, still of little significance overall and all the advertising activities carried out with the media, including production from which the BVLGARI brand is the overall beneficiary in general and therefore, as a result, all the Group's activities.

BULGARI GROUP - SEGMENT REPORTING Ist HALF 2006 vs 2005

Net revenues by sector (Millions of euros)	Ist half 2006	Ist half 2005	Change %
Jewellery	*179.6*	*163.5*	*+9.9%*
Watches	*128.1*	*108.2*	*+18.5%*
Accessories	*47.5*	*36.2*	*+31.2%*
Other	*3.6*	*3.0*	*+16.0%*
JWA Division	358.8	310.9	+15.4%
Perfume Division	78.8	70.5	+11.8%
Other activities and eliminations	10.2	7.8	+30.7%
Total net revenues	**447.8**	**389.2**	**+15.1%**

Operating profit by sector (Millions of euros)	Ist half 2006	Ist half 2005	Change %
JWA Division	66.1	45.4	+45.7%
Perfume Division	2.6	6.7	-60.6%
Other activities and eliminations	(16.0)	(13.5)	+18.6%
Total operating profit	**52.7**	**38.5**	**+36.9%**

The operating profit of the JWA (Jewellery - Watches - Accessories) Division grew by 46% over the first half of 2005. Depreciation and amortisation for the period amounted to 12.9 million euros (12.3 million euros in the first half of 2005).

The Perfumes Division closed the half year with an operating profit of 2.6 million euros. The decrease over the corresponding period of the previous year is due to the increased costs incurred by the Group structure to support this business, especially in the American market, as a result of which a growth in sales over those of 2005 is expected in the coming months. Depreciation and amortisation for the period amounted to 1.6 million euros (1.5 million euros in 2005).

Revenues by geographical area are presented and discussed above in the Report of the Directors on the Group's performance.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

	JWA DIVISION		PERFUME DIVISION		Not allocated & eliminations		TOTAL GROUP	
(Million of euros)	30 Jun 06	31 Dec 05	30 Jun 06	31 Dec 05	30 Jun 06	31 Dec 05	30 Jun 06	31 Dec 05
Trade receivables, net	110.5	119.1	46.1	65.9	(14.1)	(16.1)	142.5	169.0
Other receivables	44.6	42.8	10.9	11.7	(2.5)	(4.7)	53.0	49.8
Inventory	465.4	436.7	75.8	62.4	8.9	5.9	550.1	505.1
Trade payables	(137.9)	(144.6)	(47.1)	(51.8)	32.8	28.2	(152.2)	(168.2)
Other payables	(36.2)	(54.3)	(11.0)	(12.4)	(1.6)	24.6	(48.8)	(42.1)
Total working capital, net	**446.5**	**399.7**	**74.7**	**75.9**	**23.5**	**37.9**	**544.7**	**513.5**
Tangible and intangible fixed assets, net	**122.1**	**119.4**	**8.7**	**9.4**	**62.2**	**59.8**	**193.0**	**188.7**
Financial investments					**42.2**	**34.8**	**42.2**	**34.8**
Other long-term assets (liabilities)	**3.3**	**11.3**	**(0.4)**	**(0.4)**	**(11.4)**	**(11.8)**	**(8.4)**	**(0.9)**
NET INVESTED CAPITAL	571.9	530.4	83.1	84.9	116.5	120.8	771.4	736.2
Shareholders' equity							**655.9**	**686.2**
Short-term indebtedness							67.1	23.2
Long-term indebtedness							48.4	26.7
Total indebtedness							**115.5**	**49.9**
COVER							771.4	736.2

2. Purchase and establishment of new companies

On 6 January 2006, Bulgari Commercial (Shanghai) Ltd. was registered under Chinese law; the company is wholly owned by Bulgari S.p.A., has its registered office in Beijing and has subscribed capital of CNY 57,637,111 (US$ 5,000,000).
This company will manage any future investments made by the Group in China, taking advantage of the certainly interesting opportunities offered by this market.

On 12 May 2006, Bulgari S.p.A. acquired 50% of Opera SGR S.p.A., a company having its registered office in Milan and having fully paid up share capital of euro 1,100,000. This investment is consolidated using the proportionate method. A price of euro 550,000 was paid for net assets having a market value of the same amount, made up of assets of euro 1,017 thousand and liabilities of euro 467 thousand.
This company will carry out the collective management of savings through the promotion, establishment and organisation of closed-end mutual funds, as well as provide consultancy regarding investments made in Italy by third parties operating in the private equity sector.

On 8 June 2006, the company Bulgari Holdings (Thailand) Ltd. was established. This company, which has its registered office in Bangkok and which has fully subscribed and paid up share capital of Bath 100,000, is held as to 49% by Bulgari International Corporation BV. As the consequence of the fact that this company holds 100% of the ordinary shares having voting rights and almost the whole of the new company's dividend rights, it is considered wholly owned for consolidation purposes.
This new company holds the investment in Bulgari (Thailand) Ltd. described below.

The company Bulgari (Thailand) Ltd. was also established on 8 June 2006. This company, which has its registered office in Bangkok and which has fully subscribed and paid up share capital of Bath 4,000,000, is held as to 99.5% by Bulgari International Corporation BV (of which 35% directly and 64.5% through Bulgari Holdings (Thailand) Ltd).
The company will run exclusive brand Bulgari shops.

3. Net operating expenses

Thousands of euros	Note	2006	2005
Personnel costs	19	78,059	69,950
Variable selling expenses		18,384	15,158
Other selling, general and administrative expenses		84,078	71,695
Advertising and promotion expenses		53,235	55,291
		233,756	212,094

Personnel costs relate to both selling and administrative functions.

Variable selling expenses

Thousands of euros	**2006**	**2005**
Credit card commissions	2,088	1,901
Intermediaries' fees	2,627	2,425
Transport costs	5,716	4,307
Sales commissions	2,705	2,338
Other	5,248	4,187
	18,384	15,158

The increase in transport costs is related to the growth in the Group's activities, in particular in the American and Japanese markets, which are further away from the Group's production sites.

The change in "Other" mainly regards the increase in product warehousing costs and the rise in the commissions payable for the logistical handling of Bulgari perfumes which in North America is outsourced to a partner.

Other selling, general and administrative expenses

Thousands of euros	**2006**	**2005**
Rentals	26,160	20,437
Other operating expenses	16,754	16,105
Other general expenses, net	41,164	35,153
	84,078	71,695

The increase in rentals is mostly attributable to the new premises used for carrying out the Group's activities; the main increases relate to the new stores in Berlin, London, Paris, Milan and Washington.
"Other operating expenses" substantially relate to general expenses for 6,267 thousand euros (6,746 thousand euros for the first half of 2005), to provisions of 2,656 thousand euros (494 thousand euros for the first half of 2005), for the most part relating to bad debts and legal disputes, to utilities for 2,325 thousand euros (2,228 thousand euros for the first half of 2005), to operating lease instalments regarding mainly company vehicles and office machinery for 1,778 thousand euros (2,178 thousand euros for the first half of 2005) and to maintenance expenses for 2,106 thousand euros (2,016 thousand euros for the first half of 2005).
"Other general expenses, net" include mainly travel expenses of 6,811 thousand euros (6,626 thousand euros for the first half of 2005), consultancy fees of 5,429 thousand euros (5,506 thousand euros for the first half of 2005), taxes other than income taxes of 2,663 thousand euros (2,819 thousand euros for the first half of 2005), including non-deductible taxes of 1,050 thousand euros relating to prior years, paid abroad on a final basis and not recoverable by Bulgari S.p.A., fees to members of company bodies of 2,583 thousand euros (2,216 thousand euros for the first half of 2005) and insurance costs of 1,726 thousand euros (2,127 thousand euros for the first half of 2005). This item also includes depreciation and amortisation of 17,779 thousand euros (16,259 thousand euros for the first half of 2005) which mostly relates to leasehold improvements, costs for taking over leases and computer hardware and software.

4. Financial income (expense)

Interest income – 1,085 thousand euros

Thousands of euros	**2006**	**2005**
Bank interest income	295	277
Interest income from public authorities	105	203
Premium income on hedging activities	561	381
Other	124	10
	1,085	871

Interest expense – (4,634) thousand euros

Thousands of euros	**2006**	**2005**
Bank interest expense	69	154
Loan interest expense	1,795	1,235
Premium expense on hedging activities	2,759	1,597
Other	11	15
	4,634	3,001

Other financial income (expense) – (721) thousand euros

Thousands of euros	**2006**	**2005**
Discounts and allowances on financial assets	360	416
Discounts and allowances on financial liabilities	(380)	(510)
Bank commissions and charges	(336)	(307)
Actuarial costs on employees' leaving entitlement	(224)	(210)
Other	(141)	(79)
	(721)	(690)

Exchange gains (losses) – 5,617 thousand euros

Thousands of euros	**2006**	**2005**
Exchange gains	37,885	24,508
Exchange losses	(32,268)	(25,478)
	5,617	(970)

5. Taxation

Thousands of euros	**Note**	**2006**	**2005**
Current taxation		9,643	5,190
Prior year taxation		197	-
Deferred taxation	**10**	(265)	28
		9,575	5,218

The Group's average tax rate was 17.7 %. The increase in current taxation is mostly attributable to changes in legislation on the taxation of dividends introduced by Decree Law no. 223/06, as amended by Conversion Law no. 248/06.

6. Tangible fixed assets

Tangible fixed assets and changes for the period are set out as follows:

Thousands of euros	Land and buildings	Plant and machinery	Indust. and commercial equipment	Furniture, office eq. and fittings	Motor vehicles	Aircraft	Leasehold improvements	Constr. in prog. and advance payments	Total
Year 2004									
Cost	11,642	16,127	14,288	65,095	396	5,828	111,140	947	225,463
Accumulated depreciation	(3,735)	(11,719)	(9,784)	(46,834)	(367)	(1,740)	(65,730)	-	(139,909)
Net book value at 31/12/2004	**7,907**	**4,408**	**4,504**	**18,261**	**29**	**4,088**	**45,410**	**947**	**85,554**
Changes in 2005									
Exchange rate fluctuations	222	(4)	(12)	439	2	(12)	1,982	-	2,617
Change in scope of consolidation	2,504	531	47	115	16	-	39	-	3,252
Reclassifications	927	752	60	4,017	-	-	(4,967)	(838)	(49)
Purchases	2,779	2,796	1,877	13,105	19	-	12,885	1,591	35,052
Disposals	(17)	(21)	(3)	(129)	(7)	-	(54)	(15)	(246)
Depreciation	(833)	(2,090)	(1,639)	(11,197)	(30)	(160)	(11,694)	-	(27,643)
Write-downs	-	(12)	-	(167)	-	-	(292)	-	(471)
Total changes in 2005	**5,582**	**1,952**	**330**	**6,183**	**-**	**(172)**	**(2,101)**	**738**	**12,512**
Year 2005									
Cost	19,192	21,921	16,185	85,425	373	5,810	115,360	1,685	265,951
Accumulated depreciation	(5,703)	(15,561)	(11,351)	(60,981)	(344)	(1,894)	(72,051)	-	(167,885)
Net book value at 31/12/2005	**13,489**	**6,360**	**4,834**	**24,444**	**29**	**3,916**	**43,309**	**1,685**	**98,066**
Changes in first half of 2006									
Exchange rate fluctuations	(71)	(20)	(35)	(584)	(1)	1	(1,279)	(47)	(2,036)
Change in scope of consolid.	-	12	-	58	-	-	-	-	70
Reclassifications	(1)	103	1	(39)	-	-	757	(861)	(40)
Purchases	300	2,136	290	4,562	-	-	4,353	7,937	19,578
Disposals	-	(20)	(1)	(13)	-	-	-	-	(34)
Depreciation	(525)	(1,131)	(793)	(4,765)	(3)	(118)	(6,049)	-	(13,384)
Write-downs	-	-	-	(28)	-	-	(421)	-	(449)
Total changes in first half of 2006	**(297)**	**1,080**	**(538)**	**(809)**	**(4)**	**(117)**	**(2,639)**	**7,029**	**3,705**
First half of 2006									
Cost	19,359	23,807	16,368	87,669	347	5,812	115,458	8,714	277,534
Accumulated depreciation	(6,167)	(16,367)	(12,072)	(64,034)	(322)	(2,013)	(74,788)	-	(175,763)
Net book value at 30/06/2006	**13,192**	**7,440**	**4,296**	**23,635**	**25**	**3,799**	**40,670**	**8,714**	**101,771**

The main increases of the period relate to the categories "Furniture, office equipment and fittings" and "Leasehold improvements", which are analysed by company in the following table:

Thousands of euros	Furniture, office equipment and fittings	Leasehold improvements
Bulgari Corporation of America Inc.	487	1,212
Bulgari Italia S.p.A.	542	1,077
Bulgari Global Operation S.A.	1,221	-
Bulgari Korea Ltd.	55	759
Bulgari Japan Ltd.	716	90
Bulgari Commercial (Shanghai) Co. Ltd.	-	459
Bulgari (UK) Ltd.	9	381
Bulgari Parfums S.A.	238	-
Bulgari France S.a.S.	52	150
Bulgari Belgium S.A.	2	107
Bulgari S.A.	96	-
Other companies	1,144	118
Total	**4,562**	**4,353**

Additional increases for new purchases mostly regard investments in production plant and machinery in Crova S.p.A. (946 thousand euros), Bulgari Italia S.p.A. (540 thousand euros), Bulgari Time (Switzerland) S.A. (344 thousand euros) and Daniel Roth et Gérald Genta Haute Horologerie S.A. (156 thousand euros); and investments in equipment for the production of new fragrances in Bulgari Parfums S.A. (117 thousand euros) and Bulgari Commercial (Shanghai) Company Ltd. (104 thousand euros).

The increase in "Construction in progress and advance payments" relates principally to the expenditure incurred in the six months ended 30 June 2006 for the opening of new stores or the renovation of those already existing.

"Changes in the scope of consolidation" represent the net value of the tangible fixed assets of Opera SGR at the date of acquisition, a company consolidated using the proportionate method which entered the consolidation scope during the first half of 2006.

"Write-downs" relate most of all to leasehold improvements carried out in previous years on stores that were renovated in advance of their previously estimated useful lives.

7. Goodwill

Changes in goodwill for the six months ended 30 June 2006 are as follows:

Thousands of euros	Note	
At 31/12/2004		**38,760**
Changes during 2005		
Exchange differences		2,906
Increases		946
Total changes during 2005		**3,852**

At 31/12/2005	**42,612**
Changes in the first half of 2006	
Exchange differences	(1,242)
Increases	35
Total changes in the first half of 2006	**(1,207)**
At 30/06/2006	**41,405**

The decrease arising from exchange differences relates to the translation at the balance sheet date of the goodwill arising on the purchase of companies whose functional currency is different from the euro.
The increase regards goodwill already recognised in the purchase balance sheet of Opera SGR S.p.A..

In the case of production companies, the cash generating units are considered to be the individual companies acquired; in the case of selling units, the cash flows that these generate are taken into consideration on an integrated level, meaning that the margins that can be realised from the production and logistic process of the Divisions to which they belong are also taken into account.

Goodwill is allocated in the following manner:

Thousands of euros

Cash Generating Unit	**Goodwill**
Crova S.p.A.	12,456
Bulgari South Asian Operations Pte Ltd.	10,057
Bulgari Asia Pacific Ltd.	5,303
Daniel Roth et Gérald Genta Haute Horlogerie S.A	5,285
Bulgari Corporation of America Inc.(*)	4,842
Bulgari (Taiwan) Ltd.	1,126
Other companies	1,678
JWA Division	**40,747**
Perfume Division	**658**
At 30/06/2006	**41,405**

(*) Goodwill paid by Bulgari Corporation of America for the purchase of the store in Honolulu (Hawaii)

In the absence of any factors that indicate that the cash generating units to which goodwill has been allocated are impaired, the Group has not made an estimate of their recoverable amount during the half year. As a result, the most recent estimate remains that made on the preparation of the preparation of the consolidated financial statements at 31 December 2005.

8. Other intangible assets

The composition of other intangible assets and changes for the period are set out as follows:

Thousands of euros	Development costs	Industrial patents and industrial property rights	Concessions, trade marks and licences	Construction in progress	Key money and other	Total
Year 2004						
Cost	6,645	37,057	2,359	1,606	16,832	64,499
Accumulated amortisation	(5,143)	(27,867)	(1,820)	-	(2,350)	(37,180)
Net book value at 31/12/2004	**1,502**	**9,190**	**539**	**1,606**	**14,482**	**27,319**
Changes in 2005						
Exchange differences	(7)	20	(3)	-	380	390
Changes in scope of consolid.	-	-	-	-	1	1
Reclassifications	(1)	1,029		(979)	-	49
Purchases	1,573	8,648	438	6,848	9,264	26,771
Amortisation	(1,127)	(4,293)	(237)	-	(1,035)	(6,692)
Write-downs	-	(89)			(29)	(118)
Other changes	-	-	-	-	271	271
Total changes 2005	**438**	**5,315**	**198**	**5,869**	**8,852**	**20,672**
Year 2005						
Cost	8,168	46,247	2,779	7,475	26,524	91,193
Accumulated amortisation	(6,228)	(31,742)	(2,042)	-	(3,190)	(43,202)
Net book value at 31/12/2005	**1,940**	**14,505**	**737**	**7,475**	**23,334**	**47,991**
Changes in the first half of 2006						
Exchange differences	(12)	(16)	(5)	(1)	(197)	(231)
Changes in scope of consolid.	-	1	1	-	-	2
Reclassifications	-	1,723	-	(6,853)	5,170	40
Purchases	493	3,996	172	1,327	-	5,988
Amortisation	(622)	(2,529)	(126)	-	(710)	(3,987)
Write-downs	-	-	-	-	-	-
Other changes					8	8
Total changes in first half of 2006	**(141)**	**3,175**	**42**	**(5,527)**	**4,271**	**1,820**
First half of 2006						
Cost	8,600	51,811	2,934	1,949	31,434	96,728
Accumulated amortisation	(6,801)	(34,131)	(2,155)	-	(3,829)	(46,916)
Net book value at 30/06/2006	**1,799**	**17,680**	**779**	**1,949**	**27,605**	**49,812**

The increases in "Development costs" mainly regard the new fragrances to be released onto the market and the development of skin tests relating to perfumes (297 thousand euros).

The increases in "Industrial patents and intellectual property rights" may be principally attributed to the purchase of applications software licences for the management of various business activities carried out by the Parent Company Bulgari S.p.A. (3,725 thousand euros) and by certain of the production companies.

"Construction in progress" relates prevalently to additional investments made in the development of applications software regarding procedures that were still at the implementation stage at 30 June 2006.

9. Other current and non-current financial assets

Thousands of euros	30/06/2006	31/12/2005
Current financial assets		
Current loans granted	5,487	21,112
	5,487	**21,112**
Non-current financial assets		
Guarantee deposits	16,802	9,140
Insurance funds	6,061	6,377
Other	6	7
Total Other non-current financial assets	22,869	15,524
Non-current loans granted	1,184	1,098
	24,053	**16,622**

Current loans granted include an amount of 2,054 thousand euros representing the portion not eliminated on consolidation of two loans made by Bulgari International Corporation (BIC) N.V. to LB Diamonds & Jewelry Sarl, a company held as to 50% and consolidated using the proportionate method. These loans amount in total to 2,500 thousand dollars, have due date in August 2006 and bear interest at a variable rate of LIBOR + 1,125%.

In addition, this item includes a loan of 1,100 Swiss francs granted by Bulgari Global Operations S.A. to Cadrans Design S.A., a company held as to 50% and consolidated using the proportionate method; the loan has due date in September 2006 and bears interest at a fixed rate of 2.00%.
The change over 31 December 2005 is due to a more suitable classification of the loans granted by Bulgari Global Operations S.A. as cash and bank balances.

The principal balance included in guarantee deposits regards an amount of 11,976 thousand euros (4,724 thousand euros at 31 December 2005) paid by the subsidiary Bulgari Japan Ltd. as a deposit for the rental of the premises in Tokyo, as a condition of a rental agreement entered into for a building in Tokyo that is to be completely refurbished in order to house the Group, its activities and certain of its offices.

"Insurance funds" include a receivable recorded by Bulgari Japan Ltd. which has taken out life assurance and accident insurance policies for its employees. This receivable will be recovered in the event that there are no claims in connection with either of these two events before the end of the employee's labour contract.

Non-current loans granted include an amount of 221 thousand euros representing the portion not eliminated on consolidation (of 35%) of long-term subordinated loans made to Bulgari Hotels and Resorts B.V. and an amount of 484 thousand euros relating to long-term subordinated loans made to Bulgari Hotels & Resorts Milano S.r.l., which is consolidated using the proportionate method. These loans are repayable in April 2027 and interest is charged on a quarterly basis at a rate of EURIBOR +3%.

In addition, this item includes an amount of 479 thousand euros representing the portion not eliminated on consolidation (of 50%) of a long-term loan made to Cadrans Design S.A. consolidated using the proportionate method, repayable on 30 June 2007.

10. Deferred taxation

Details of deferred taxation are set out in the following table, with a description of the items which generate the principal temporary differences:

(Thousands of euros)	**At 31/12/2005**	Charge	Utilisation	Other changes	**At 30/06/2006**
Accumulated tax losses	3,264	-	(3,264)	-	-
Elimin. of intercompany profits	16,264	-	(121)		16,143
Fixed assets	2,563	332	-	-	2,895
Other accruals	4,536	1,025	(1,231)	(466)	3,864
Deferred tax assets	**26,627**	**1,357**	**(4,616)**	**(466)**	**22,902**
Accelerated depreciation	(3,312)	-	-	-	(3,312)
Undistributed profits	(13,003)	-	4,551	-	(8,452)
Tax prov. for obsolete inventory	(5,206)	(540)	-	-	(5,746)
Tax clean-up	(576)	-	-	-	(576)
Discounting TFR	(761)	(66)	-	-	(827)
Tax provision for bad debts	(1,592)	(397)	22	-	(1,967)
Other accruals	(826)	(69)	23	76	(796)
Deferred tax liabilities	**(25,276)**	**(1,072)**	**4,596**	**76**	**(21,676)**
Total deferred taxation	**1,351**	**285**	**(20)**	**(390)**	**1,226**

The "Other changes" column includes principally the exchange effect resulting from the conversion of the financial statements of companies having a functional currency other than the euro.

11. Inventory

Inventory is made up as follows:

Thousands of euros	**30/06/2006**			**31/12/2005**
	Gross stock value	Provision for obsolescence	Net balance	Net balance
Raw materials	53,523	-	53,523	39,341
Work in progress and semi-finished goods	154,026	14,766	139,260	121,543
Finished goods and packaging	379,872	22,533	357,339	344,174
	587,421	37,299	550,122	505,058

The net balance has increased by 8.9% over that at 31 December 2005, which is less in percentage terms than the increase in turnover (15.0% at comparable exchange rates). This increase may be attributed to the net effect of the steps taken by the production and distribution companies in obtaining supplies of raw materials and in building up stocks of finished goods for the launch of new products

and the autumn sales campaign, when the seasonal effect in the market is traditionally at a higher level, and to the additional improvement achieved in supply chain management.

12. Trade receivables

Trade receivables are made up as follows:

Thousands of euros	30/06/2006					31/12/2005
	Due within 12 months	Due after more than 12 months	Total	Provision for bad debts	Balance at 30/06/2006	Balance at 31/12/2005
Final customers and distributors	127,068	-	127,068	3,947	123,121	155,848
Franchisees	19,442	-	19,442	67	19,375	14,929
	146,510	-	146,510	4,014	142,496	170,777

An amount of 701 thousand euros of the provision for bad debts has been utilised in the first half of 2006, while additional provisions of 953 thousand euros were made during the period.
These provisions are classified in the income statement as "Selling, general and administrative expenses".

13. Other current and non-current assets

Thousands of euros	30/06/2006	31/12/2005
Other current assets:		
Other current tax credits	32,616	33,910
Prepayments and accrued income	9,428	7,546
Advances to suppliers	5,001	3,099
Due from social security organisations	2,777	3,328
Other	3,212	1,934
Total other current assets	53,034	49,817
Other non-current assets:		
Other non-current tax credits	8,778	14,014
Other	3,387	3,646
Total other non-current assets	12,165	17,660

Current assets

"Other current tax credits", due within 12 months, are mostly made up of credits for VAT, IRPEG and sales taxes.

"Prepayments and accrued income" are made up as follows:

Thousands of euros	**30/06/2006**	**31/12/2005**
Accrued income	18	73
Insurance	2,297	1,282
Instalments for the rental of premises	4,534	4,192
Other prepayments	2,579	1,999
Total prepayments	9,410	7,473
	9,428	7,546

In more detail, "Other prepayments" of 2,579 thousand euros (1,999 thousand euros at 31 December 2005), consist of advances of 1,208 thousand euros for promotion expenses, maintenance instalments of 407 thousand euros and rentals of 268 thousand euros.

"Advances to suppliers" of 5,001 thousand euros (3,099 thousand euros at 31 December 2005) consist mainly of advances made for profession consultancy, promotion expenses and VAT to be paid to the customs authorities for imported goods.

The increase in "Other" current assets of 3,212 thousand euros (1,934 thousand euros at 31 December 2005), refers principally to insurance receivables for 895 thousand euros (321 thousand euros at 31 December 2005) and guarantee deposits repayable within 12 months of 909 thousand euros (366 thousand euros at 31 December 2005).

Non-current assets

"Other" non-current assets relate principally to other tax credits of 8,778 thousand euros (14,014 thousand euros at 31 December 2005) due after more than 12 months for VAT refunds requested by Bulgari S.p.A. (for 5,791 thousand euros) and Bulgari Gioielli S.p.A. (for 2,206 thousand euros), including the accrued interest on the capital.

In addition, this item includes other credits due after more than 12 months amounting in total to 3,387 thousand euros, net of a provision for bad debts of 1,738 thousand euros, principally relating to a non-interest bearing loan made to Bulgari South Asian Operations Pte Ltd. to finance the Bulgari brand stores in Beijing and Shanghai which were initially run by third parties.

14. Cash and bank balances

This item may be analysed as follows:

Thousands of euros	**30/06/2006**	**31/12/2005**
Bank deposits	45,254	25,882
Cash and cheques	1,240	1,380
Overdrafts	(466)	(577)
	46,028	26,685

The interest rates applied by banks at 30 June 2006 on short-term deposits and current accounts, in which available funds are held in the various currencies, were on average approximately 1.50 %.

"Bank deposits" include the loan of 18,500 Swiss francs granted by Bulgari Global Operations S.A. to ABN-Amro Bank due in July 2006 and bearing fixed-rate interest at 1.29%.

15. Shareholders' equity

Share capital

Share capital amounts to 20,877 thousand euros and is fully subscribed and paid up.

An increase in capital took place during the year following the issue of 152,260 new ordinary shares as the effect of the exercising of options relating to the stock option plan reserved for certain employees, with the resulting increase in share capital.
As a consequence, share capital at 30 June 2006 consists of 298,266,460 shares each of par value 0.07 euros, fully subscribed and paid up.
In addition, a total of 600,313 treasury shares were sold in the first half of 2006.

Share premium reserve

The share premium reserve at 30 June 2006 increased by 655 thousand euros over that at 31 December 2005.
This is the consequence of the increase in share capital connected with the exercising of the stock options referred to above.

Translation reserve

The translation reserve represents the accumulated effect of all the exchange differences resulting from the difference between the balances obtained from the translation to euros of items of the shareholders' equity of subsidiaries with a money of account other than the euro at the historic exchange rate, being that at the date of their formation, and that obtained using the exchange rate ruling at the balance sheet date.

Hedging reserve

The hedging reserve consists of the effective portion of the accumulated net change in the fair value of financial instruments used to hedge cash flows.

16. Earnings per share

Basic earnings per share

The computation of basic earnings per share has been made by considering earnings attributable to ordinary shareholders of 44,363 thousand euros (28,934 thousand euros for the half-year ended 30 June 2005) and a weighted average number of 297,890 thousand shares outstanding during the period calculated in the following manner:

Thousands of euros	**30/06/2006**	**30/06/2005**
Ordinary shares at 1 January	298,114	297,373

Treasury shares	-	(600)
Issue of new shares	152	129
Ordinary shares at 30 June excluding treasury shares	298,266	296,902
Weighted average ordinary shares	297,890	296,862

Diluted earnings per share

The computation of diluted earnings per share has been made by considering earnings attributable to ordinary shareholders of 44,363 thousand euros (28,934 thousand euros for the half-year ended 30 June 2005) and a weighted average number of 302,550,399 shares outstanding during the period calculated in the following manner:

Thousands of euros	30/06/2006	30/06/2005
Weighted average ordinary shares	297,890	296,862
Dilutive effect of option rights	4,660	4,167
Weighted average ordinary shares (diluted)	302,550	301,029

17. Other current and non-current financial liabilities

This note provides information on the contractual terms of loans made to the Group.

Thousands of euros	30/06/2006	31/12/2005
Current financial payables		
Financial payables to banks	113,957	63,041
Other current financial payables	4,608	7,999
	118,565	71,040
Non-current financial payables		
Financial payables to banks	46,830	25,261
Other non-current financial payables	2,798	2,513
	49,628	27,774

The following list provides details of "Current financial payables to banks":

Thousands of euros	At 30/06/2006	Interest rate
Bulgari S.p.A.	61,799	3.47%
Bulgari Japan Ltd	28,816	1.02%
Crova S.p.A.	7,050	0.81%
Bulgari Korea Ltd.	5,141	5.49%
LB Diamonds & Jewelry Sarl.	3,343	6.55%
Prestige D'Or S.A.	2,863	2.25%
Bulgari (Taiwan) Ltd.	2,473	2.44%
Bulgari South Asian Operations Pte Ltd.	1,241	3.85%
Bulgari Malaysia Sdn.	1,135	4.98%
Cadrans Design S.A.	96	2.01%
	113,957	

The loans to Prestige d'Or S.A., current and non-current, relate in part to a mortgage secured on its property for 2,550 thousand Swiss francs.

Short-term credit lines at 30 June 2006 amount to approximately 515 million euros, while those relating to forward hedging operations amount to approximately 1,000 million euros, of which approximately 130 million were in use at 30 June 2006. The nominal amount of credit lines granted to Bulgari by banks in connection with operations in derivatives is equal to approximately 15% of the nominal value of the derivative.

"Other current financial payables" consist principally of "financial payables due within 12 months" of 1,994 thousand euros, mainly relating a loan to LB Diamonds Jewerly Sarl., for 1,966 thousand euros, granted by LL International Holding B.V. at a variable interest rate of LIBOR + 1.125% and to payables of 2,614 thousand euros relating to agreements to hedge exchange rate risk, interest rate risk and commodity risk

The following table provides details of "non-current financial payments due to banks" with a separate indication of the repayment date, the interest rate and the original balance in currency:

Thousands of euros	Balance at 30/06/2006	Repayment date	Interest rate	Amount in currency
Financial payables due to banks:				
Bulgari Corporation of America Inc.	19,665	2007	5.17%	25,000,000 US$
Bulgari Japan Ltd.	25,729	2009-2011	1.22%	3,750,000,000 Yen
Prestige D'Or S.A.	1,436	2008-2010	2.04%	2,250,000 Chf
	46,830			

The loan to Bulgari Corporation of America Inc. bears interest at a variable rate linked to LIBOR, which is partially hedged at a fixed rate.

"Other non-current financial payables" are mostly made up of loans of 1,712 thousand euros granted by Luxury Hotels International B.V. to Bulgari Hotels and Resorts Milan S.r.l., due after more than five years and bearing interest at a variable rate of LIBOR + 3.00%.

18. Derivative financial instruments

The following table sets out the nominal value and fair value of derivatives at 30 June 2006, grouped by type and with a separation between current financial assets and current financial liabilities.

Thousands of euros	Nominal value		Fair value		
	30/06/2006	**31/12/2005**	**30/06/2006**	**31/12/2005**	**Difference**
Cash flow hedge derivatives					
- Foreign exchange	130,571	116,219	2,471	(2,355)	4,826
- Interest rates	7,866	8,477	312	312	0
Fair value hedge derivatives					
- Foreign exchange	138,077	155,845	214	(1,430)	1,644
CURRENT FINANCIAL ASSETS	**276,514**	**280,541**	**2,997**	**(3,473)**	**6,470**
Cash flow hedge derivatives					
- Commodities	27,696	12,736	(2,583)	798	(3,381)
Trading derivatives					
- Foreign exchange	3,466	1,532	(22)	(47)	25
CURRENT FINANCIAL LIABILITIES	**31,162**	**14,268**	**(2,605)**	**751**	**(3,356)**

Interest rate hedging

In order to limit its exposure to interest rate risk on debt, the Group ensures that a certain percentage of debt is taken out at fixed rates. This percentage is linked to its borrowing requirements, the average life of the debt and the reference market (country and currency). At 30 June 2006, the Group had entered into interest rate swap arrangements, expressed in US dollars, with respect to which it pays interest at a fixed rate of 3.4% and receives interest at a six-month floating rate as a partial hedge of the loan granted to Bulgari Corporation of America Inc. described previously.

Exchange rate hedging

The Group is exposed to the risk of fluctuations in rates of exchange with the functional currency. Its principal exposure is towards the Japanese yen and the US dollar.

In order to reduce this risk, the net foreign currency exposure generated by trade receivables and payables and by the estimated net cash flows in foreign currencies from forecast sales and purchases for the following 12 months, as determined from the annual budget and quarterly revisions, is held to an acceptable level by entering into arrangements for the acquisition of derivative instruments (principally forward contracts and residually option contracts) whose term is less than 12 months.

Determination of fair value

Derivative contracts are measured at market value (marked to market) by using quoted prices for those listed or by discounting future cash flows and comparing these to current market prices. The term market prices refers to official fixings (by central banks and associations of banks) or quotations made by brokers as published by providers of financial information. Fair value models also use these quotations as references.

19. Employee benefits

The average number of employees of companies included in the scope of consolidation, analysed by category, is as follows:

Average number of employees	Note	30/06/2006	30/06/2005
Executives and managers		561	500
White-collar workers		1,855	1,580
Blue-collar workers and similar		457	436
		2,873	2,516

The table excludes the average number of employees of Bulgari Hotels & Resorts Milano S.r.l., Cadrans Design S.A. and LB Diamonds Jewelry Sarl, all of which are consolidated using the proportionate method, who amount in total to 147.

The average is determined as the average of the number of persons employed at the beginning and the end of the year.
Those professionals who are classified under the category "Manager" in the non-Italian companies are included under "Executives and managers". In addition, following an improvement made in the way in which certain managers in the non-Italian companies are classified, the figures for the half year ended at 30 June 2005 have been revised from those originally published in the half-year report at that date.

Personnel costs

Employee benefits may be summarised as follows:

Thousands of euros	Note	30/06/2006	30/06/2005
Wages and salaries		66,878	57,248
Social charges		14,354	13,204
Charge for the employees' leaving entitlement		969	943
Charges to other personnel provisions		317	546
Personnel search and training		1,716	2,175
Other costs		4,681	4,445
		88,915	78,561
Charged to cost of sales		(10,856)	(8,611)
	3	78,059	69,950

Employees' leaving entitlement and other personnel provisions

Thousands of euros	30/06/2006	31/12/2005
Employees' leaving entitlement net of advances	10,953	10,692

Other personnel provisions	3,694	3,615
	14,647	14,307

"Other personnel provisions" includes amounts provided by Bulgari Japan Ltd. and Bulgari Korea Ltd., which are determined on the length of service and the employee's salary or wage at the date that he leaves the company.

Defined benefit plans

The obligation due for the Italian employees' leaving entitlement net of advances made, amounting to 10,953 thousand euros, is similar to a defined benefit obligation and has been determined on the basis of prevailing legislation, regulations and labour contracts and a valuation made by an independent actuary using the projected unit credit method.

The changes that took place during the period in this obligation are set out as follows:

Thousands of euros	**Note**	**30/06/2006**	**30/06/2005**
Employees' leaving entitlement at 1 January		10,692	9,440
Cost recognised in the income statement (see below)		969	943
Payments made		(708)	(655)
Employees' leaving entitlement at 30 June		10,953	9,728

The changes that took place in this obligation during the period are set out as follows:

Thousands of euros	**Note**	**30/06/2006**	**30/06/2005**
Cost of services provided		745	733
Interest charge on discounting the employees' Leaving entitlement		224	210
		969	943

The principal assumptions made in the actuarial estimate are as follows:

Annual discount rate	4.50%
Annual inflation rate	2.00%
Annual rate of increase in the cost of labour	4.00%

Share-based payments

The Group has stock option plans in place in favour of the Managing Director and certain categories of manager.
The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from 2 to 4 years. The options may be exercised within a period of 5 years from the date that they have fully vested.

Taking into consideration the fact that the existing plans have similar characteristics, the information provided below is presented in an aggregate manner.

The item "Other costs" includes the costs relating to all the stock options in place at 30 June 2006 which amount to 1,179 thousand euros. This cost has been determined at a fair value which ranges between 1.31 and 1.96 euros per share using the method described in "Significant accounting principles and policies".
The parameters used in the determination of this cost, that is the determination of the fair value of the options at the grant date, are as follows:

- Dividend yield: .... from 2.5 to 3.2%
- Stock price volatility: .... from 31 to 44%
- "Risk free" interest rate: .... from 2.6 to 3.95%
- Average expected option waiting period: .... 3.16 years

Stock options relating to plans previously approved by shareholders have been exercised in 2006 for a total number of 152,260 shares, with a consequent increase in share capital of approximately 9 thousand euros.

In compliance with the resolution passed by shareholders in a general meeting of 28 April 2005, and on the basis of a resolution of the Board of Directors in a meeting held on 27 March 2006, 300,000 options were assigned to the Managing Director on 30 June 2006 which may be exercised from July 2007 and a further 300,000 options which may be exercised from July 2008, all at a price of 8.58 euros.

In addition, options were assigned to certain members of management on the same date as follows: 318,819 options which may be exercised from July 2007, 318,819 options which may be exercised from July 2008, 177,319 options which may be exercised from July 2009 and 177,319 options which may be exercised from July 2010, all at a price of 8.58 euros.

Information relating to changes taking place in stock option plans during the first half of 2006 is set out in the following table:

Euros	2006			2005		
	Number of options	Average exercise price	Market price (*)	Number of options	Average exercise price	Market price (*)
(1) Rights at 1/1	7,683,810	7.32	9.43	6,810,410	6.78	9.09
(2) New rights assigned in the period	1,594,000	8.58	8.87	1,670,500	8.61	8.61
(3) (Rights exercised in the period)	(152,260)	5.18	9.50	(128,600)	5.05	9.13
(4) (Rights expired in the period)	(434,000)	11.19	9.50	(50,000)	7.97	9.13
(5) Rights at 30/06	8,691,550	7.39	8.87	8,302,310	7.16	9.26
(6) Of which: exercisable at 30/06	3,915,300	6.78		3,535,310	7,40	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Market price represents the annual average for the number of options at points (3) and (4) and the exact number for points (1), (2) and (5).

The following table provides an analysis of the exercise price band and residual life of the agreement, subdivided between the Managing Director and other employees:

	Residual life of the agreement						
Price band	< 2 years			> 2 years			
	Man. Dir.	Others	Total	Man. Dir.	Others	Total	**Total**
<=2.0	-	-	-	-	-	-	
> 2.0 <5.0	300,000	51,750	351,750	900,000	967,250	1,867,250	2,219,000
> 5.0	752,000	735,625	1,487,625	1,800,000	3,184,925	4,984,925	6,472,550
Total	1,052,000	787,375	**1,839,375**	2,700,000	4,152,175	**6,852,175**	**8,691,550**

	Of which exercisable at 30/06/06		
Price band			
	Man. Dir.	Others	**Total**
<=2,0	-	-	-
> 2.0 < 5.0	1,200,000	421,250	1,621,250
> 5.0	1,052,000	1,242,050	2,294,050
Total	2,252,000	1,663,300	**3,915,300**

20. Provisions for risks and charges

Changes in this item for the six months ended 30 June 2006 were as follows:

Thousands of euros	Tax provisions	Other Provisions	Total
At 31 December 2005	750	2,923	3,673
Charge	1,216	1,721	2,937
Utilisation	-	(233)	(233)
Other changes	135	7	142
At 30 June 2006	2,101	4,418	6,519

"Tax provisions" consist mainly of the following items:

- 1,485 thousand euros mostly relating to a provision made by Bulgari Corporation of America Inc. for 2005/2006 property taxes;
- 514 thousand euros regarding the Parent Company, accrued in connection with tax assessments based on adjustments made by the authorities to the 1988 and 1989 tax returns, for which appeals are pending; in particular, the disputes relating to 1988 and 1989 are pending before the Supreme Court (*Corte Suprema di Cassazione*).

The item "Other provisions" includes an amount of 391 thousand euros accrued in previous years principally relating to the risk of having to pay penalties for the cancellation of purchase orders. The remainder relates to provisions made in connection with legal disputes.

The accruals made are classified in the income statement as "selling, general and administrative expenses".

21. Other current and non-current liabilities

Thousands of euros	**30/06/2006**	**31/12/2005**
Current liabilities:		
Due to personnel	18,385	15,689
Due to public authorities	7,436	7,144
Due to social security authorities	4,011	4,085
Due to shareholders	238	238
Other payables	4,688	2,611
Total	34,758	29,767
Deferred income	77	76
Accrued expenses for loan interest	181	134
Other accrued expenses	3,853	3,815
Total accrued expenses and deferred income	4,111	4,025
Total other current liabilities	38,869	33,792
Non-current liabilities:		
Other non-current payables	567	3,609
Advances	90	77
Total other non-current liabilities	657	3,686

Other current liabilities

The increase in balances due to personnel is attributable to the rise in the average number of Group employees and the accrual made for annual leave yet to be taken.

The amounts payable to public authorities relate mainly to VAT payable.

"Other payables" of 4,688 thousand euros include an amount of 697 thousand euros of fees due to the members of the Board of Directors of Bulgari S.p.A.. The increase in this item is due to the transfer to current liabilities of the contractual debt arising from the acquisition by Bulgari International Corporation (BIC) N.V of Daniel Roth et Gérald Genta Haute Horlogerie S.A. from The Hour Glass Ltd.; this balance is due for repayment in July 2007 and bears variable interest at a rate of EUROLIBOR plus 2%. This payable was classified in "Other non-current liabilities" until the end of last year.
"Other accrued expenses" of 3,853 thousand euros mostly relate to accruals for lease and rental instalments.

Other non-current liabilities

"Other non-current liabilities" relate to the long-term portion of the contractual liability incurred by Daniel Roth et Gérald Genta Haute Horlogerie S.A. on the purchase of part of the distribution operations previously carried out by companies outside the Group, which bears interest at 2% and which is payable in equal annual instalments until 2010.

22. Significant related party transactions

Financial and commercial operations

Transactions between Bulgari S.p.A. and other Group companies of a financial and commercial nature have been eliminated in the preparation of the consolidated half-year financial statements and are not disclosed in detail in this note.

A summary of these transactions is set out in the following table:

Thousands of euros	**30/06/2006**			
	Receivables	Payables	Revenues	Costs
Bulgari S.p.A.	114,363	(26,647)	30,620	(3,377)
Subsidiaries	769,262	(849,911)	415,895	(448,500)
Joint ventures	2,144	(9,211)	6,071	(709)
	885,769	(885,769)	452,586	(452,586)

Fees for directors and statutory auditors

Thousands of euros	**2006**	
	Directors	Statutory auditors
Bulgari S.p.A.	1,734	39
Other Group companies	849	49
	2,583	88

23. Guarantees, commitments and risks

Thousands of euros	**30/06/2006**	**31/12/2005**
Commitments	158,643	189,412
Guarantees given	18,044	17,804
Sureties received from third parties	38,275	46,004
	214,962	253,220

"Commitments" refer to lease instalments not yet due for BVLGARI brand stores payable to the lessors over the residual term of the lease agreement

"Guarantees given" refer to sureties given on behalf of and in the interest of Group companies in favour of lessors as security for rental agreements.

"Sureties received from third parties" refer principally to sureties received from banks by Bulgari S.p.A. for 10,040 thousand euros in favour of the tax authorities in respect of VAT tax credits for which reimbursement has been requested by Bulgari S.p.A., and for 13,500 thousand euros in favour of the customs authorities for the temporary importation of products. In addition, the item includes a guarantee of 2,827 thousand euros granted in favour of Bulgari Hotels and Resorts Milano S.r.l. to guarantee 50% of the costs incurred for the purchase of furniture and fittings, in general to be used in the Milan hotel.

The Group is party to civil and administrative proceedings and to legal actions in connection with carrying out its normal activities. On the basis of information currently available, and taking into account the provisions recognised, the likelihood that these proceedings and actions will cause further losses which are significant in respect of these consolidated half-year financial statements is considered to be remote.

24. Net financial position

Thousands of euros	30/06/2006	31/12/2005
Cash	1,240	1,380
Other liquid funds	44,788	25,305
Total liquid funds	**46,028**	**26,685**
Current financial receivables	**5,487**	**21,112**
Current bank payables	(113,829)	(62,591)
Current portion of non-current debt	(128)	(450)
Other current financial payables	(4,608)	(7,999)
Current financial debt	**(118,565)**	**(71,040)**
Current financial debt, net	**(67,050)**	**(23,243)**
Non-current financial receivables	**1,184**	**1,098**
Non-current bank payables	(46,830)	(25,261)
Other non-current payables	(2,798)	(2,513)
Non-current financial debt	**(49,628)**	**(27,774)**
Non-current financial debt, net	**(48,444)**	**(26,676)**
NET FINANCIAL DEBT	**(115,494)**	**(49,919)**

25. List of companies included in the consolidation scope

List of companies consolidated on a line-by-line basis

Company	% holding 30/06/2006	% holding 31/12/2005	Currency	Share capital	Head office	Business
Bulgari Gioielli S.p.A.	100.00	100.00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100.00	100.00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100.00	100.00	Euro	18,301,200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100.00	100.00	Us$	24,350,000	New York	Sales to retailers and perfume distribution
Bulgari S.A.	100.00	100.00	Swfr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Production of watches and accessories
Bulgari Jewels S.A.	100.00	100.00	Swfr	5,000,000	Neuchatel	Jewellery production
Bulgari France S.A.S.	100.00	100.00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100.00	100.00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100.00	100.00	Euro	2,556,459	Munich	Retail sales
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100.00	100.00	Euro	5,418,344	Madrid	Retail sales
Bulgari Parfums S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100.00	100.00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	92,873	Madeira	Sub-holding
Bulgari Asia Ltd. (1)	-	100.00	HK$	12,126,809	Hong Kong	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	1,000,000	Singapore	Retail sales
Bulgari (UK) Ltd.	100.00	100.00	Lgs	28,100,000	London	Retail sales
Bulgari Belgium S.A.	100.00	100.00	Euro	1,000,000	Bruxelles	Retail sales
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	6,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3,334,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1,000,000	Neuchatel	Logistical support
Bulgari Operational Services ApS	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari Asia Pacific Ltd.	100.00	100.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	100.00	100.00	Twd	260,000,000	Taipei	Retail sales
Bulgari Korea Ltd.	51.00	51.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchatel	Production of high jewellery
Bulgari (Luxembourg) S.A.	100.00	100.00	Euro	100,000	Luxembourg	Holding company for the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	700,000	Saint Barthelemy	Retail sales
Bulgari Retail USA S.r.l.	100.00	100.00	Euro	50,000	Rome	Retail sales and wholesale
Crova S.p.A.	100.00	100.00	Euro	2,700,000	Valenza (Alessandria	Jewellery production
Bulgari Parfums Deutschland Gmbh	100.00	100.00	Euro	25,000	Wiesbaden	Perfume distribution
Prestige d'Or S.A.	51.00	51.00	Swfr	100,000	Saignelégier	Production of watches accessories
Bulgari Accessori S.r.l.	100.00	100.00	Euro	50,000	Bagno a Ripoli (Fi)	Production of leather accessories
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635,000	Dublin	Insurance company
Bulgari Holdings (Thailand) Ltd.	100.00	-	Bat	49,000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99.50	-	Bat	4,000,000	Bangkok	Retail sales
Bulgari Commercial (Shangai) Co. Ltd.	100.00	-	Cny	39,375,100	Shanghai	Retail sales

List of companies consolidated on a proportionate basis

Company	% holding 30/06/2006	% holding 31/12/2005	Currency	Share capital	Head office	Business
LB Diamonds & Jewelry Sarl.	50.00	50.00	Swfr	1,250,000	Neuchatel	Jewellery production
Opera Management S.A.	50.00	50.00	Euro	120,000	Luxembourg	Management of equity interests
Opera Sgr S.p.A.	50.00	-	Euro	1,100,000	Milan	Management of equity interests
Bulgari Hotels & Resorts B.V. (2)	65.00	65.00	Euro	18,000	Amsterdam	Company in joint venture with the *Marriott* Group
Bulgari Hotels and Resorts Milano S.r.l. (3)	65.00	65.00	Euro	100,000	Rome	Company involved in the *Bvlgari Hotels and Resorts* project
Cadrans Design S.A.	50.00	50.00	Swfr	100,000	La Chaux de Fonds	Production of watches

(1) Company being wound up in 2005.
(2) Company owned through Bulgari (Luxembourg) S.A..
(3) Company owned indirectly through Bulgari Hotels & Resorts B.V. al 61.75% (95% * 65%, holding of Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) and directly through Bulgari S.p.A. as at 3.25%.

List of companies entering the consolidation during the period ended 30 June 2006 compared with the year ended 31 December 2005

Companies entering the consolidation	Head office	Business
Bulgari Holdings (Thailand) Ltd.	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	Bangkok	Retail sales
Bulgari Commercial (Shangai) Co. Ltd.	Shanghai	Retail sales
Opera Sgr S.p.A.	Milan	Management of equity interests

26. Information on companies consolidated using the proportionate method

The total amounts of the current assets and liabilities, non-current assets and liabilities, and revenues and costs of companies consolidated using the proportionate method are set out in the following table.

*(Thousands of euros)**	Opera Management S.A.	Opera SGR S.p.A.	LB Diamonds & Jewelry Sarl.	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels & Resorts Milano S.r.l.
% interest	50%	50%	50%	50%	65%	65%
Local currency	euro	euro	chf	chf	euro	euro
Current assets	2.3	2.0	44.6	3.0	0.1	5.5
Non-current assets	0.4	0.2	-	2.3	6.4	3.6
Current liabilities	1.5	0.4	30.3	1.5	0.2	5.5
Non-current liabilities	-	0.2	-	3.6	1.8	3.1
Revenues	2.8	1.1	15.0	3.9	-	8.5
Costs	2.3	0.7	12.2	3.1	0.1	8.9

* Amounts are expressed at 100%

Bulgari S.p.A. **ALLEGATO 1**

Income Statement
for the period ended 30June 2006 and 30 June 2005

	30/06/2006	30/06/2005
- Royalties from Group companies	*23,478,461*	*22,136,936*
- Royalties from other companies	*5,592,920*	*4,150,288*
Royalties	29,071,381	26,287,224
- Revenues from services to the Group	*874,131*	*836,526*
- Revenues from services to third party	-	-
Revenues for services	874,131	836,526
- Other revenues from Group companies	*3,400,699*	*4,219,102*
- Other revenues from third party	*361,784*	*919,740*
Other revenues and income	3,762,483	5,138,842
Total revenues for sale and services	**33,707,995**	**32,262,592**
Personnel costs	12,383,839	10,620,369
- Services costs vs the Group	*3,022,461*	*131,870*
- Services costs vs third party	*8,313,882*	*8,174,678*
Services costs	11,336,343	8,306,548
- Advertising and promotional costs vs third party	*4,098,416*	*6,678,875*
- Advertising and promotional costs vs the Group	*3,485,521*	*2,819,982*
Advertising and promotional costs	7,583,937	9,498,857
Depreciation, amortisation, impairment and other provisions	2,949,392	2,430,309
- Other operating expenses vs the Group	-	*2,185*
- Other operating expenses vs third party	*2,018,816*	*1,907,089*
Other operating expenses	2,018,816	1,909,274
Total production costs	**36,272,327**	**32,765,357**
Operating profit	**(2,564,332)**	**(502,765)**
Dividends	30,000,000	30,000,000
- Other financial income from Group companies	*1,746,997*	*1,488,287*
- Other financial income from third party	*68,209*	*233,874*
Other financial income	1,815,206	1,722,161
- Interests and other financial expense from Group companies	*82,561*	*63,433*
- Interests and other financial expense from third party	*744,312*	*394,655*
Interests and financial expenses	826,873	458,088
Foreign exchange gains and (losses)	195,576	124,183
Total financial income (expense)	**31,183,909**	**31,388,256**
Revaluation (devaluation) to financial assets	-	-
Other non-operating gains (losses)	1,371	-
Income before taxes	**28,620,948**	**30,885,491**
Current and deferred taxes	10,704,105	1,648,030
Net income for the period	**17,916,843**	**29,237,461**

Bulgari S.p.A. **ALLEGATO 1**

Balance Sheet
for the period ended 30June 2006 and 30 June 2005

	30/06/2006	30/06/2005
Tangible fixed assets	4,432,311	4,628,964
Intangible assets	18,677,162	15,887,455
- Investments in subsidiaries	*122,539,068*	*122,114,068*
- Investments in other companies	*4,642,724*	-
- Other non-current financial assets	*20,516*	*26,386*
Financial investments	127,202,308	122,140,454
Deferred tax assets	564,962	3,827,274
Other non-current assets	5,791,177	8,330,437
Non-current financial receivables	2,015,066	1,758,253
NON-CURRENT ASSETS	**158,682,986**	**156,572,837**
Non-current assets hel for sale	-	-
Inventory	7,389,418	5,580,400
- Trade receivables vs third party	*4,177,966*	*3,905,786*
- Trade receivables vs subsidiaries	*30,901,103*	*33,852,114*
Total trade receivables:	35,079,069	37,757,900
- Financial receivables vs third party	-	-
- Financial receivables vs subsidiaries	69,381,536	82,281,402
- Other financial assets	-	-
Total Financial Assets	69,381,536	82,281,402
- Tax receivables	*8,825,242*	*14,105,713*
- Other current assets	*2,159,063*	*1,419,967*
- Other current assets vs subsidiaries	*12,121,517*	*10,183,549*
Total current assets	23,105,822	25,709,229
Cash and bank balances	4,217,587	4,291,755
CURRENT ASSETS	**139,173,432**	**155,620,686**
TOTAL ASSETS	**297,856,418**	**312,193,523**
- Share capital	20,877,042	16,858,645
- Reserves	128,333,902	125,113,423
- Retained earnings (losses)	17,019,734	32,446,884
- Net income (loss) for the period	17,916,843	59,101,399
TOTAL SHAREHOLDERS' EQUITY	**184,147,521**	**233,520,351**
Employee leaving entitlement and other personnel provisions	3,719,651	3,786,241
Provisions for risks and charges	631,684	599,487
Deferred tax liabilities	2,585,609	2,547,782
Other non-current liabilities	-	-
Non-current financial payables to banks	-	-
Other non-current financial payables	-	-
NON-CURRENT LIABILITIES	**6,936,944**	**6,933,510**
Non-current liabilities held for sale	-	-
- Payables vs third party	*9,123,933*	*14,740,383*
- Payables vs subsidiaries	*8,164,289*	*11,001,308*
Trade payables	17,288,222	25,741,691
- Payables vs third party	-	-
- Payables vs banks	*61,798,946*	*12,715,097*
- Payables vs subsidiaries	*6,031,340*	*10,260,930*
Current financial payables	67,830,286	22,976,027
- Advances	*9,773*	*14,510*
- Current tax payable	*1,987,142*	-
- Other current liabilities vs third party	*7,202,307*	*6,956,498*
- Other current liabilities vs subsidiaries	*12,454,223*	*16,050,936*
Total other current liabilities	21,653,445	23,021,944
CURRENT LIABILITIES	**106,771,953**	**71,739,662**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**297,856,418**	**312,193,523**

B V L G A R I

ALLEGATO 2

Bulgari S.p.A.

Transition to International Accounting Standards (IAS/IFRS)

Rome – September 13

Following the coming into effect of European Regulation no. 1606/2002 and in compliance with the provisions of Legislative Decree no. 38 of 28 February 2005, Bulgari S.p.A. has elected the option available to prepare its separate financial statements in accordance with the international accounting standards (IAS/IFRS) adopted by the European Union by starting with those for fiscal year 2006; this differs from the requirements relating to the Group's consolidated financial statements which have been prepared in compliance with international accounting standards since fiscal year 2005.

As a consequence of this and in line with Consob Communication no. 6064313 of 28 July 2006, the information relating to Bulgari S.p.A. required to be provided by *IFRS 1 "First-time Adoption of International Financial Reporting Standards*" is attached as an annex to the interim consolidated financial statements at 30 June 2006, with particular reference to the reconciliations required by paragraphs 39 and 40 of that standard, in order to ensure that the effects of the transition to the new standards may be suitably understood, including at a line item level.

In order to show the effect of the transition to international accounting standards on the company's financial situation and results, the following schedules are presented below, together with explanatory notes:

- Reconciliations of the balance sheets at 1 January 2005 (the transition date) and at 31 December 2005 (the date at which the company presented its last consolidated financial statements prepared in accordance with Italian accounting principles), prepared in accordance with Italian accounting principles, with those at the same dates prepared in accordance with IAS/IFRS.
- A reconciliation of the income statement for the year ended 31 December 2005 prepared in accordance with Italian accounting principles with that for the same period prepared in accordance with IAS/IFRS.
- Reconciliations of shareholders' equity at 1 January 2005 and 31 December 2005 and the result for the year ended 31 December 2005, prepared in accordance with the previous accounting principles, with those at the same dates prepared in accordance with IAS/IFRS.

In drawing up these schedules, the amounts stated in the balance sheets at 1 January 2005 and 31 December 2005 and those of the income statement for the year ended 31 December 2005 prepared in accordance with Italian accounting principles were suitably reclassified in order to reflect the new financial statement formats that the company has decided to adopt.

These schedules have been prepared solely for use as part of the transition project set up by Bulgari S.p.A. in order that the accounts at 31 December 2006 may be its first complete set of accounts prepared in accordance with the IAS/IFRS adopted by the European Union, and as a result do not include comparative figures or all the necessary disclosures that would be needed for a complete presentation of the company's financial position and result for the year in accordance with IAS/IFRS.

OPTIONAL EXEMPTIONS PERMITTED BY IFRS 1

The company has applied the requirements of *IFRS 1 "First-time Adoption of International Financial Reporting Standards*" on adopting international financial reporting standards; under this standard, if a company adopts international accounting standards for the first time in its separate financial statements after adopting those standards in its consolidated financial statements, its assets and liabilities must be recognised at the same amounts in both sets of financial statements, with the exception of entries made for consolidation adjustments.

The reconciliations presented in the following, therefore, reflect the same accounting principles and the same options permitted by IFRS 1 that were used or elected in the preparation of the Bulgari Group's consolidated financial statements for 2005, except for the principle relating to the measurement of investments in subsidiaries. In particular, the exemptions available under IFRS 1 that are applicable to the company are set out below, with a description of those that were used in the preparation of its opening balance sheet:

- **Business combinations**: the Group has **not** applied IFRS 3 *Business Combinations* retrospectively to all business combinations that occurred before 1 January 2004.
- **Fair value or revaluation as deemed cost**: the Group has not elected to use the exemption to measure tangible fixed assets or intangible assets other than goodwill at the transition date at fair value and to use that fair value as deemed cost at that date
- **Employee benefits**: the Group has elected to recognise all accumulated actuarial gains and losses at 1 January 2004, although has elected to use a "corridor" approach for subsequent actuarial gains and losses.
- **Share-based payment**: the Group has elected to apply IFRS 2 *Share-based Payment* to all stock options granted after 7 November 2002 that had not yet vested at 1 January 2005.

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

Tangible fixed assets

(i) Owned assets

Tangible fixed assets are stated at cost, including any directly attributable incidental expenses.
They are recognised only in the case that it is probable that future economic benefits associated with the use of an asset will be generated and that the cost of the asset can be measured reliably.
Cost consists of:

a) purchase price (including any import duties and non-recoverable purchase taxes), after deducting trade discounts and rebates;
b) any costs attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Costs incurred after purchase are recognised as an increase in the book value of the component to which they refer if it is probable that the future benefits resulting from the cost incurred to replace a component of property, plant or equipment will flow to the company and if the cost of the component can be reliably determined. All other costs are recognised in the income statement in the period in which they are incurred.

If significant parts of property, plant and equipment have different useful lives, these components are accounted for separately using the cost method described above.

(ii) Assets acquired under finance leases

Assets acquired under finance leases, under which all the risks and rewards incidental to ownership of an asset are substantially transferred to the company, are recognised as assets at their fair value or, if lower, at the present value of the minimum lease payments due under the lease contract. The corresponding amount due to the lessor is included as part of financial liabilities.

(iii) Depreciation

Subsequent to their initial recognition, tangible fixed assets, including those acquired under finance leases, are recognised net of accumulated depreciation and any impairment losses determined in the manner described below. Depreciation of an asset begins when it is available for use and ceases when its is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life. Assets acquired under finance leases are depreciated over their useful lives; in the case in which it is not reasonably certain that the ownership of the asset will be transferred to the company at the end of the lease term, these assets are depreciated over the shorter of the lease term and the useful life of the asset.

The useful lives of assets are reviewed annually.

The principal annual depreciation rates used are set out in the following table:

Asset category	Annual depreciation rate (%)
Plant and machinery	25-30
Industrial and commercial equipment	15
Fittings	15
Office machinery	20
Furniture and office equipment	12
Motor vehicles	25

Improvements to rented buildings are recognised at cost and are depreciated over the shorter of the remainder of the contract term and their estimated useful lives.

Intangible assets

Intangible assets, all of which have finite useful lives, are recognised as such only if it is probable that future economic benefits associated with the asset will flow to the entity and if the cost of an asset can be measured reliably, and are stated at cost, including any directly attributable incidental costs.

Research expenditure is recognised as an expense in the income statement when it is incurred. Development costs are capitalised as assets only if it can be demonstrated that they are capable of producing future economic benefits.
Costs incurred after purchase are recognised as assets only if they increase the expected future economic benefits associated with the asset to which they relate. All other costs are recognised in the income statement in the period in which they are incurred.

Subsequent to their initial recognition, intangible assets are recognised net of accumulated amortisation and any impairment losses are determined in the manner described below. Amortisation of an asset begins when it is available for use and ceases when its is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life. The useful lives of assets are reviewed annually; any changes in the expected useful lives are accounted for on a prospective basis.

The principal annual amortisation rates used are set out in the following table:

Asset category	Useful lives (years)
Start-up and extension costs	Max 5
Industrial patents and intellectual property rights	3-7
Concessions, trademarks and licences	Max 5
Assets in progress	-
Fees for taking over the lease of premises and other	Contract term

Impairment

At the end of every quarter, tangible fixed assets and intangible assets are reviewed to assess whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is determined.
The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use.
In the absence of a binding sales agreement, fair value is estimated on the basis of an active market, by recent transactions or on the basis of the best information available that reflects the price that the company could obtain for the sale of the asset.
Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks of the related activities. If an asset does not generate cash flows that are largely independent, its recoverable amount is determined in relation to the cash generating unit to which it belongs.

An impairment loss for an asset is recognised in the income statement if its carrying amount, or that of the cash generating unit to which it allocated, is higher than its recoverable amount. The impairment losses of cash generating units are firstly used to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the other assets of the group pro rata on the basis of the carrying amount of each asset.

With the exception of goodwill, impairment losses are reversed, up to the impairment loss previously recognised, if the impairment loss no longer exists or if there has been a change in the estimates used to determine the asset's recoverable amount.

Financial instruments

(iv) Investments in subsidiaries

Subsidiaries are those entities in which the company has the power to govern directly or indirectly the financial and operating policies so as to obtain benefits from its activities. In determining whether control exists, those instruments that have the potential, if exercised or converted, to give the company voting rights are also considered.
Investments in subsidiaries that are not classified as "held for sale" are measured at cost. The cost of investments in foreign entities is translated into euros at the historical exchange rates ruling on acquisition or subscription.
Any gains arising on acquisition from the difference between the carrying amount of the investments in those entities and the corresponding share of equity at fair value are recognised in the carrying amount of the investment and are tested at least annually for impairment.
In order for any impairment to be considered of a lasting nature, the internal or external circumstances giving rise to this must persist for more than the short term.

Losses exceeding the carrying amount of an investment are recognised as liabilities under the item "Provisions for risks and charges - other" to the extent that the investor has undertaken to fulfil any legal or constructive obligations towards the investee or is bound in any event to respond for its losses. The original value is reinstated in future years if the reasons for the impairment loss no longer subsist.

(v) Investments in other companies

All investments in other companies are all classified as "available-for-sale" and are stated at fair value, with any gains or losses recognised directly in equity. These gains and losses are released to the income statement on the disposal of the investments. If fair value is not reliably determinable, the investments are stated at cost, adjusted for any impairment loss whose effect is recognised in the income statement on the basis of the present value of expected cash future cash flows discounted at the current market return for a similar financial asset.
Losses exceeding the carrying value of an investment are recognised as a liability under the item "Provisions for risks and charges - other" to the extent that the investor has undertaken to fulfil any legal or constructive obligations towards the investee company or is bound in any event to respond for its losses.

(vi) Risk management procedures and hedging operations (derivative instruments)

The Group is exposed to certain market risks in carrying out its activities and in particular to the risk of fluctuations in interest rates and foreign exchange rates.
To minimise these risks, the Group acquires derivative financial instruments available on the market to hedge the risk of both specific operations and complex exposures.
In particular, to reduce the risk of changes in the values of assets and liabilities and in the expected cash flows in foreign currencies generated by forecast future transactions, forward contracts and options contracts are primarily used.
In order to minimise the risk of changes in interest rates, interest rate swaps and options contracts may be used.
In general, the company does not enter into speculative operations in managing its finances and its treasury and adopts specific procedures that require the use of conservative criteria.

Consistent with IAS 39, derivative instruments acquired for hedging purposes qualify for hedge accounting as described in that standard only if:

(a) at the inception of the hedge there is a formal designation and documentation of the hedging relationship;
(b) the hedge is highly effective;
(c) the effectiveness can be reliably demonstrated.

If an instrument is designated to offset the exposure to changes in the fair value of the hedged item (for example, the hedge of the changes in fair value of floating rate loans or foreign currency receivables and payables), it is recognised at fair value, with subsequent changes in fair value being recognised in the income statement; in a consistent manner, hedged items are adjusted to reflect the changes in fair value attributable to the risk being hedged.

If an instrument is designated to offset the exposure to variability in cash flows of a transaction (a cash flow hedge; for example the hedging of the variability in cash flows of forecast transactions due to foreign exchange rate fluctuations), the effective portion of the gain or loss arising from changes in the fair value of the hedging instrument is recognised directly in equity (any ineffective portion is recognised immediately in the income statement as a gain or loss on foreign exchange).
The amounts recognised in equity are subsequently reclassified into the income statement in the period in which the forecast contracts and transactions affect the income statement.

Changes in the fair value of derivatives which do not meet the conditions for recognition as hedging instruments are recognised in the income statement.

Derivatives are accounted for on the trade date.

(vii) Other financial assets

Financial assets for which there is the intention and ability to hold to maturity are recognised at cost (represented by the fair value of the initial consideration given) to which are added transaction costs (such as commissions and advisors' fees). Measurement subsequent to initial recognition is at amortised cost using the original effective interest method.

Trade receivables are stated at amortised cost, net of any impairment losses. Impairment losses are determined on the basis of the present value of expected future cash flows, discounted using the original effective interest method.

Cash and bank balances consist of those balances which are payable on demand or within a very short period and which may be withdrawn without cost.

(viii) Other financial liabilities

Other financial liabilities, including trade payables, are stated at amortised cost using the original effective interest method.

Inventory

Inventory is stated at the lower of the cost of acquisition or production and estimated net realisable value, less any costs to completion and any necessary selling costs.
The cost formula adopted is as follows:

(a) stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
(b) all other stock, grouped together in homogeneous categories, is valued on the basis of weighted average cost.

In order to determine estimated net realizable value, the value of obsolete and slow-moving goods is written down on the basis of an estimation of their future use or realisation by creating a special adjustment provision to reduce the value of the inventories.

Provisions for risks and charges

Provisions for risks and charges are recognised when there is a present obligation (legal or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made from the available evidence.

Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the amount of provisions is determined by discounting the estimated future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where applicable, the risks specific to the liability.

Changes in estimate are recognised in the income statement of the year in which they occur.

Treasury stock

Treasury stock is stated at cost and presented as a reduction of shareholders' equity. Any gains or losses resulting from its subsequent sale are recognised directly in equity.

Employee benefits

Short-term employee benefits, such as wages, salaries and social security contributions, compensated absences and annual leave where the absences are expected to occur within twelve months after the balance sheet date and all other benefits in kind are recognised in the period in which the service is rendered by the employee.
Benefits guaranteed to employees which are payable on or after the completion of employment through defined benefit plans are recognised in the period in which the right matures.
Liabilities relating to defined benefit plans, net of any plan assets, are recognised on the basis of actuarial assumptions and recognised on an accrual basis consistent with the service provided to obtain such benefits; the determination of these liabilities is made by independent actuaries.
Any actuarial gains or losses resulting from changes in actuarial assumptions or changes in the conditions of a plan are recognised in the income statement if, and to the extent that, the unrecognised net amount at the end of the previous reporting period exceeds the greater of 10% of the obligation relating to the plan and 10% of the fair value of any plan assets at that date (the so-called corridor method).
On first-time application of IFRS, the Group decided to recognise all cumulative actuarial gains and losses at 1 January 2004, despite having opted for the corridor method for subsequent actuarial gains and losses.

Revenues and costs

Revenues from sales and services are recognised to the extent that it is probable that the respective economic benefits will flow to the company and when it is possible to measure the fair value of the consideration reliably. Revenues are stated net of discounts, returns and commercial rebates.

In particular, revenues from sales and services are recognised when all the significant risks and rewards of ownership have been transferred to the buyer and when the services have been rendered.

Financial income and expense are recognised on the accrual basis of accounting, based on the interest matured on the net value of the respective assets and liabilities determined using the effect interest rate.

Dividends are recognised when the shareholders have the right to receive payment, being when the respective shareholders' meetings pass the resolution for the distribution.

Royalties are recognised on the accrual basis of accounting, based on the substance of the underlying agreement.

Costs are recognised on the accrual basis of accounting

Taxation

Current income taxes are determined on the basis of a realistic estimate of the tax charge for the period in compliance with tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

The expected liability is recognised in the balance sheet under the item "Current tax payables", offset by any advance payments made, or under the item "Tax receivables" if an asset results from the set-off process.

Deferred tax assets and liabilities are determined from the temporary differences between the book value of assets and liabilities as stated in the balance sheet and their corresponding tax values, taking into account the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised; the recoverability of deferred tax assets in this manner is reviewed at each balance sheet date.
Deferred tax liabilities are also recognised on undistributed profits at the balance sheet date in the event that such profits will be taxed on distribution.

Current and deferred tax assets and liabilities are offset when income taxes are levied by the same taxation authority and when there is a legally enforceable right of set off.

Share-based payment

The company offers stock options to specific categories of employees and to the managing director as a form of remuneration for services rendered.
The cost of these services is measured at the fair value of the options at the date on which they are granted.
This cost is recognised in the income statement over the vesting period, that is the period from the grant date to the date on which the option matures, taking into account the best estimate available of the number of options that will be exercised.

Use of estimates

The preparation of the financial statements requires the directors and managers of the company to make estimates and assumptions which affect the carrying values of the assets and liabilities in the balance sheet and the disclosures relating to contingent assets and liabilities at the balance sheet date. These estimates and assumptions are based on accumulated experience and other factors considered reasonable in the circumstances and have been adopted to determine the accounting value of those assets and liabilities which is not easily obtainable from other sources. The actual results could differ from these estimates, as a result of the uncertainty inherent in the assumptions and conditions on which they are based.
In particular, estimates are used in the classification of certain assets and liabilities as either current or non-current, the recognition and measurement of provisions for the risk of inventory obsolescence and the recoverability of receivables, the measurement of any impairment of tangible and intangible assets, depreciation and amortisation, the measurement of employee benefits, the recognition and measurement of taxation and the measurement of other contingent liabilities, such as provisions for risks and contingencies.

BALANCE SHEET AT 1 JANUARY 2005
RECONCILIATION BETWEEN ITALIAN ACCOUNTING PRINCIPLES AND IAS/IFRS

€/000	Italian accounting principles	IAS/IFRS adjustments	Note	IAS/IFRS
Tangible fixed assets	8,603	(4,165)	1	4,438
Intangible assets	10,828	(1,716)	2	9,112
- Investments in subsidiaries	*123,417*	-		*123,417*
- Other non-current financial assets	*27*	-		*27*
Financial investments	123,444	-		123,444
Deferred tax assets	2,773	639	3	3,412
Other non-current assets	9,991	-		9,991
Non-current financial receivables	12,791	-		12,791
NON-CURRENT ASSETS	**168,430**	**(5,242)**		**163,188**
Non-current assets hel for sale	-	-		-
Inventory	-	4,165	4	4,165
- Trade receivables vs third party	*3,514*	-		*3,514*
- Trade receivables vs subsidiaries	*31,362*	-		*31,362*
Total trade receivables:	34,876	-		34,876
- Financial receivables vs third party	*55*	-		*55*
- Financial receivables vs subsidiaries	*64,932*	-		*64,932*
- Other financial assets	*3,569*	(3,569)		-
Total Financial Assets	68,556	(3,569)	5	64,987
- Tax receivables	*12,035*	-		*12,035*
- Other current assets	*919*	-		*919*
- Other current assets vs subsidiaries	*4,155*	-		*4,155*
Total current assets	17,109	-		17,109
Cash and bank balances	3,239	-		3,239
CURRENT ASSETS	**123,780**	**596**		**124,376**
TOTAL ASSETS	**292,210**	**(4,646)**		**287,564**
- Share capital	20,816	(3,569)		17,247
- Reserves	126,556	(6,810)		119,746
- Retained earnings (losses)	35,154	6,115		41,269
- Net income (loss) for the period	56,600	-		56,600
TOTAL SHAREHOLDERS' EQUITY	**239,126**	**(4,264)**		**234,862**
Employee leaving entitlement and other personnel provisions	4,185	(570)	6	3,615
Provisions for risks and charges	990	-		990
Deferred tax liabilities	421	188	7	609
Other non-current liabilities	-	-		-
Non-current financial payables to banks	11,013	-		11,013
Other non-current financial payables	-	-		-
NON-CURRENT LIABILITIES	**16,609**	**(382)**		**16,227**
Non-current liabilities held for sale	-	-		-
- Payables vs third party	*9,249*	-		*9,249*
- Payables vs subsidiaries	*1,016*	-		*1,016*
Trade payables	10,265	-		10,265
- Payables vs third party	-			-
- Payables vs banks	*204*	-		*204*
- Payables vs subsidiaries	*5,166*	-		*5,166*
Current financial payables	5,370	-		5,370
- Advances	*1*	-		*1*
- Current tax payable	-	-		-
- Other current liabilities vs third party	*7,384*	-		*7,384*
- Other current liabilities vs subsidiaries	*13,455*	-		*13,455*
Total other current liabilities	20,840	-		20,840
CURRENT LIABILITIES	**36,475**	-		**36,475**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**292,210**	**(4,646)**		**287,564**

BALANCE SHEET AT 31 DECEMBER 2005
RECONCILIATION BETWEEN ITALIAN ACCOUNTING PRINCIPLES AND IAS/IFRS

€/000	Italian accounting principles	IAS/IFRS adjustments	Note	IAS/IFRS
Tangible fixed assets	10,209	(5,580)	1	4,629
Intangible assets	16,949	(1,062)	2	15,887
- Investments in subsidiaries	*122,114*	-		*122,114*
- Other non-current financial assets	*27*	-		*27*
Financial investments	122,141	-		122,141
Deferred tax assets	3,188	395	3	3,583
Other non-current assets	8,330	-		8,330
Non-current financial receivables	1,758	-		1,758
NON-CURRENT ASSETS	**162,575**	**(6,247)**		**156,328**
Non-current assets hel for sale	-	-		-
Inventory	-	5,580	4	5,580
- Trade receivables vs third party	*3,906*	-		*3,906*
- Trade receivables vs subsidiaries	*33,852*	-		*33,852*
Total trade receivables:	37,758	-		37,758
- Financial receivables vs third party	-	1		*1*
- Financial receivables vs subsidiaries	*82,281*	-		*82,281*
- Other financial assets	*4,009*	*(4,009)*		-
Total Financial Assets	86,290	(4,008)	5	82,282
- Tax receivables	*14,105*	-		*14,105*
- Other current assets	*1,420*	-		*1,420*
- Other current assets vs subsidiaries	*10,184*	-		*10,184*
Total current assets	25,709	-		25,709
Cash and bank balances	4,292	-		4,292
CURRENT ASSETS	**154,049**	**1,572**		**155,621**
TOTAL ASSETS	**316,624**	**(4,675)**		**311,949**
- Share capital	*20,868*	*(4,009)*		16,859
- Reserves	*130,347*	*(5,234)*		125,113
- Retained earnings (losses)	*26,332*	*6,115*		32,447
- Net income (loss) for the period	*60,112*	*(1,010)*		59,102
TOTAL SHAREHOLDERS' EQUITY	**237,659**	**(4,138)**		**233,521**
Employee leaving indemnity and other personnel provisions	4,587	(801)	6	3,786
Provisions for risks and charges	599	-		599
Deferred tax liabilities	2,040	264	7	2,304
Other non-current liabilities	-	-		-
Non-current financial payables to banks	-	-		-
Other non-current financial payables	-	-		-
NON-CURRENT LIABILITIES	**7,226**	**(537)**		**6,689**
Non-current liabilities held for sale	-	-		-
- Payables vs third party	*14,740*	-		*14,740*
- Payables vs subsidiaries	*11,002*	-		*11,002*
Trade payables	25,742	-		25,742
- Payables vs third party	-			-
- Payables vs banks	*12,715*	-		*12,715*
- Payables vs subsidiaries	*10,260*	-		*10,260*
Current financial payables	22,975	-		22,975
- Advances	*15*	-		*15*
- Current tax payable	-	-		-
- Other current liabilities vs third party	*6,956*	-		*6,956*
- Other current liabilities vs subsidiaries	*16,051*	-		*16,051*
Total other current liabilities	23,022	-		23,022
CURRENT LIABILITIES	**71,739**	-		**71,739**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**316,624**	**(4,675)**		**311,949**

INCOME STATEMENT 2005
RECONCILIATION BETWEEN ITALIAN ACCOUNTING PRINCIPLES AND IAS/IFRS

€/000	Italian accounting principles	IAS/IFRS adjustments	Note	IAS/IFRS
- Royalties from Group companies	*48,082*	-		48,082
- Royalties from other companies	*8,474*	-		8,474
Royalties	56,556	-		56,556
- Revenues from services to the Group	*1,761*	-		1,761
- Revenues from services to third party	-	-		0
Revenues for services	1,761	-		1,761
- Other revenues from Group companies	*5,932*	-		5,932
- Other revenues from third party	*1,468*	-		1,468
Other revenues and income	7,400	-		7,400
Total revenues for sale and services	**65,717**	-		**65,717**
Personnel costs	(20,801)	(1,184)	8	(21,985)
Services costs	(18,804)	-		(18,804)
- Advertising and promotional costs vs third party	*(8,886)*	-		(8,886)
- Advertising and promotional costs vs the Group	*(10,135)*	-		(10,135)
Advertising and promotional costs	(19,021)	-		(19,021)
Depreciation, amortisation, impairment and other provisions	(5,456)	654	9	(4,802)
Other operating expenses	(3,737)	1,487	10	(2,250)
Total production costs	**(67,819)**	**957**		**(66,862)**
				0
Operating profit	**(2,102)**	**957**		**(1,145)**
Dividends	65,000	-		65,000
- Other financial income from Group companies	*3,196*	-		3,196
- Other financial income from third party	*107*	-		107
Other financial income	3,303	-		3,303
- Interests and other financial expense from Group companies	*(149)*	-		(149)
- Interests and other financial expense from third party	*(1,212)*	*(161)*		(1,373)
Interests and financial expenses	(1,361)	(161)		(1,522)
Foreign exchange gains and (losses)	(32)	*1*		(31)
Total financial income (expense)	**66,910**	**(160)**	**11**	66,750
Revaluation (devaluation) to financial assets	(2,653)	-		(2,653)
Other non-operating gains (losses)	-	-		-
Income before taxes	**62,155**	**797**		**62,952**
Current and deferred taxes	(2,043)	(1,807)	12	(3,850)
Net income for the period	**60,112**	**(1,010)**		**59,102**

NOTES TO THE PRINCIPAL IAS/IFRS ADJUSTMENTS MADE TO THE BALANCE SHEETS AT 1 JANUARY 2005 AND 31 DECEMBER 2005

The main effects resulting from the adoption of IAS/IFRS on the balance sheets at 1 January 2005 and 31 December 2005 are set out below.

1) Tangible fixed assets (- 4,165 thousand euros at 1 January 2005 and – 5,580 thousand euros at 31 December 2005)

The adjustments to tangible fixed assets regard the reclassification to inventory of material relating to the Bulgari museum, amounting to 4,165 thousand euros at 1 January 2005 and 5,580 thousand euros at 31 December 2005, as described in note 4.

2) Intangible assets (-1,716 thousand euros at 1 January 2005 and – 1,062 thousand euros at 31 December 2005)

The adjustments to intangible fixed assets regard the elimination of start-up costs and extension costs relating to the Bulgari Hotels & Reports B.V. project and of deferred expenses for contribution made to customers, that fail to satisfy the conditions for being recognised as assets under *IAS 38 – Intangible Assets.*

3) Deferred tax assets (+639 thousand euros at 1 January 2005 and +395 thousand euros at 31 December 2005)

This adjustment relates for the most part to the tax effect of items included in the reconciliation of shareholders' equity.

4) Inventory (+ 4,165 thousand euros at 1 January 2005 and + 5,580 thousand euros at 31 December 2005)

This increase represents the reclassification of the value of products representative of the past and present production of jewellery, watches and accessories that make up the historical archive of Bulgari products, that were previously classified as tangible fixed assets.

5) Financial assets (-3,569 thousand euros at 1 January 2005 and - 4,008 thousand euros at 31 December 2005)

The decrease represents mainly the elimination of treasury shares held by Bulgari S.p.A. which were previously classified as assets and which are now recognised as a deduction from equity. Profits and losses resulting from any future sales of these shares are recognised directly in equity without any effect on the income statement.

6) Employees' leaving entitlement (- 570 thousand euros at 1 January 2005 and – 801 thousand euros at 31 December 2005)

This adjustment represents the consequences of applying actuarial methods to the measurement of the employees' leaving entitlement and the recognition of the financial and actuarial value of the obligation.

7) Deferred tax liabilities (+ 188 thousand euros at 1 January 2005 and +264 thousand euros at 31 December 2005)

This adjustment represents prevalently the tax effects of the IAS/IFRS adjustments on equity (188 thousand euros) and those on profit and loss recognised in 2005 (320 thousand euros – see note 12).

NOTES TO THE PRINCIPAL IAS/IFRS ADJUSTMENTS MADE TO THE 2005 INCOME STATEMENT

8) Personnel costs (+ 1,184 thousand euros)

Of the increase in personnel costs, an amount of 1,576 thousand euros is the result of accounting for stock options in accordance with IFRS 2.
This effect is partially set off by a decrease of 392 thousand euros arising from the change in the method of measuring the obligation for the employees' leaving entitlement, which under IFRS/IAS uses an actuarial approach.

9) Depreciation, amortisation and impairment (-654 thousand euros)

This adjustment includes an amount of 588 thousand euros relating to the reversal of the amortisation charged on start-up costs and extension costs which are no longer recognised as assets under IFRS/IAS and which were eliminated on transition on 1 January 2005 as described in note 2.
The remainder relates to the reversal of the amortisation charged on deferred expenses which are no longer recognised as assets under IFRS/IAS and which were eliminated on transition on 1 January 2005 as described in note 2.

10) Other miscellaneous operating costs (-1,487 thousand euros)

This item relates to tax charges that relate to prior years which have been reclassified to taxation as described in note 12.

11) Financial income and expense (+160 thousand euros)

This adjustment relates to the financial component deriving from the measurement of employee benefits at present value.

12) Current and deferred taxation (+1,807 thousand euros)

This increase is the result of the reclassification of prior year tax charges of 1,487 thousand euros as described in note 10 and the recognition of deferred tax expense of 320 thousand euros arising from the tax effects of the IFRS/IAS adjustments made to the income statement.

RECONCILIATION OF SHAREHOLDERS' EQUITY AT 1 JANUARY 2005 AND AT 31 DECEMBER 2005 AND OF NET INCOME FOR 2005

€/000	Note	Shareholders' equity 1-Jan-05	Income Statement 2005	other Shareholders' equity adj as at 31-Dec-2005	Shareholders' equity 31-Dec-05
Shareholders' equity Italian accounting principles		**239,126**	**60,112**	**-**	**237,659**
-Start-up costs and expansion costs, development costs advertising expenses and other intangible assets	a	(1,716)	654	-	(1,062)
- Employee benefits	b	570	231	-	801
- Share-based payments	c	-	(1,576)	1,576	-
- Deferred taxation on IAS/IFRS differences	d	451	(320)	-	131
- Treasury shares	e	(3,569)	-	(440)	(4,009)
- Other adjustments		-	1	-	1
Total IAS/IFRS adjustments		**(4,264)**	**(1,010)**	**1,136**	**(4,138)**
Shareholders's equity IAS/IFRS		**234,862**	**59,102**	**1,136**	**233,521**

NOTES TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AT 1 JANUARY 2005 AND AT 31 DECEMBER 2005 AND THAT OF NET INCOME FOR 2005

a) Start-up costs and expansion costs, development costs, advertising expenses and other intangible assets

IAS 38 *Intangible Assets* requires that certain types of cost that were capitalised and accounted for as intangible assets under the previous accounting principles be expensed. As a result, intangible assets relating to "start-up costs and expansion costs", "development costs", "advertising expenses" and "deferred expenses" have been eliminated.

b) Employee benefits

The Italian employees' leaving entitlement ("Fondo trattamento di fine rapporto" or "TFR") is considered by IAS 19 *Employee Benefits* to be a defined benefit plan.
As a result, therefore, a calculation was made of this obligation at the transition date using the projected unit credit method to adjust the value recognised under Italian accounting principles.

c) Share-based payment

Stock options granted to employees must be measured at their fair value at the grant date under IFRS 2 *Share-based Payment*.
The resulting cost is recognised in the income statement under IFRS, with counter entry to an equity reserve; this differs from the treatment under Italian accounting principles. There is accordingly no overall effect on total shareholders' equity by applying IAS/IFRS in this case.

d) Deferred taxation on IAS/IFRS differences

Deferred tax liabilities are recognised for the adjustments made to opening net assets and for the effects on the 2005 income statement.

e) Treasury shares

Treasury shares are recognised as a deduction from equity as required by IAS 32 *Financial Instruments: Disclosure and Presentation*. Profits and losses resulting from any future sales of these shares are recognised directly in equity without any effect on the income statement.

EFFECT ON THE CASH FLOW STATEMENT AND ON NET FINANCIAL DEBT AT 31 DECEMBER 2005

A reconciliation of the cash flow statement is not presented as the effects resulting from the adoption of IAS/IFRS were not material. The change in net financial debt at 31 December 2005 following the adoption of IAS/IFRS is set out below.

€/000	**31 December 2005**
Net financial indebtedness Italian accounting principles	**63,597**
IAS/IFRS total adjustments	**1**
IAS/IFRS net financial indebtedness	**63,598**